(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

| FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY | September 30, 2007 | Accounting Practices
Adopted in Brazil |

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

4 - NIRE (Corporate Registry ID)
33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 - DISTRICT CENTRO	
3 - ZIP CODE 22010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -	
15 - E-MAIL invrel@csn.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME BENJAMIN STEINBRUCH				
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI	
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7150	14 - FAX -	15 – FAX -	
16 - E-MAIL invrel@csn.com.br				

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007

09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES	10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE MANUEL FERNANDES RODRIGUES DE SOUZA	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 783.840.017-15

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 9/30/2007	2- PREVIOUS QUARTER 6/30/2007	3 – SAME QUARTER PREVIOUS YEAR 9/30/2006
Paid-in Capital			
1 – Common	272,068	272,068	272,068
2 – Preferred	0	0	0
3 – Total	272,068	272,068	272,068
Treasury Stock			
4 – Common	15,578	15,578	14,655
5 – Preferred	0	0	0
6 – Total	15,578	15,578	14,655

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/30/2007	Interest on Own Capital	09/04/2007	Common	0.6800600000
02	AGO/E	04/30/2007	Dividend	09/04/2007	Common	1.9916340000

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	26,042,326	25,779,056
1.01	Current Assets	4,823,940	5,250,680
1.01.01	Cash and Cash Equivalents	11,081	37,184
1.01.02	Receivable	1,682,365	2,510,359
1.01.02.01	Accounts Receivable	1,057,628	1,402,591
1.01.02.01.01	Domestic Market	575,781	608,656
1.01.02.01.02	Foreign Market	553,984	864,434
1.01.02.01.03	Allowance for Doubtful Accounts	(72,137)	(70,499)
1.01.02.02	Sundry Receivable	624,737	1,107,768
1.01.02.02.01	Employees	3,912	3,760
1.01.02.02.02	Suppliers	131,072	127,463
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	2,816	10,659
1.01.02.02.04	Deferred Income Tax	181,796	232,299
1.01.02.02.05	Deferred Social Contribution	63,798	81,979
1.01.02.02.06	Other Taxes	70,091	105,100
1.01.02.02.07	Proposed Dividends Receivable	150,813	151,829
1.01.02.02.08	Other Receivable	20,439	394,679
1.01.03	Inventories	1,854,194	1,718,993
1.01.04	Other	1,276,300	984,144
1.01.04.01	Marketable Securities	884,077	148,994
1.01.04.02	Prepaid Expenses	56,717	62,680
1.01.04.03	Insurance Claimed	335,506	408,421
1.01.04.04	Restricted Amounts	0	364,049
1.02	Non-Current Assets	21,218,386	20,528,376
1.02.01	Long-Term Assets	1,996,654	1,640,673
1.02.01.01	Sundry Receivable	692,162	764,367
1.02.01.01.01	Loans – Eletrobrás	25,929	26,084
1.02.01.01.02	Securities Receivable	137,392	138,032
1.02.01.01.03	Deferred Income Tax	300,921	356,080
1.02.01.01.04	Deferred Social Contribution	97,106	117,466
1.02.01.01.05	Other Taxes	130,814	126,705
1.02.01.02	Receivable from Related Parties	635,520	207,871
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	635,520	207,871
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	668,972	668,435
1.02.01.03.01	Judicial Deposits	542,259	540,115
1.02.01.03.02	Marketable Securities	89,673	89,673
1.02.01.03.03	Prepaid Expenses	35,724	37,352
1.02.01.03.04	Other	1,316	1,295
1.02.02	Permanent Assets	19,221,732	18,887,703

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1.02.02.01	Investments	6,533,964	6,252,607
1.02.02.01.01	In Associated/ Related Companies	0	0
1.02.02.01.02	In Direct and Indirect Associated/ Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	6,483,699	6,189,987
1.02.02.01.04	In Subsidiaries -Goodwill	50,234	62,589
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	12,526,806	12,484,375
1.02.02.02.01	In Operation, Net	10,977,247	11,156,103
1.02.02.02.02	In Construction	1,137,891	919,553
1.02.02.02.03	Land	411,668	408,719
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred	160,962	150,721

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2	Total Liabilities	26,042,326	25,779,056
2.01	Current Liabilities	3,850,144	4,388,496
2.01.01	Loans and Financing	1,497,230	1,094,776
2.01.02	Debentures	36,214	46,912
2.01.03	Suppliers	941,871	976,461
2.01.04	Taxes and Contributions	418,506	722,368
2.01.04.01	Salaries and Social Contributions	138,683	133,284
2.01.04.02	Taxes Payable	153,248	462,530
2.01.04.03	Deferred Income Tax	93,070	93,054
2.01.04.04	Deferred Social Contribution	33,505	33,500
2.01.05	Dividends Payable	135,809	738,576
2.01.06	Provisions	40,229	30,770
2.01.06.01	Contingencies	91,264	74,069
2.01.06.02	Judicial Deposits	(51,035)	(43,299)
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	780,285	778,633
2.01.08.01	Accounts Payable - Subsidiaries	561,949	589,522
2.01.08.02	Other	218,336	189,111
2.02	Non-Current Liabilities	13,054,859	12,898,019
2.02.01	Long-Term Liabilities	13,054,859	12,898,019
2.02.01.01	Loans and Financing	6,737,436	6,658,018
2.02.01.02	Debentures	909,233	901,493
2.02.01.03	Provisions	4,951,883	4,876,543
2.02.01.03.01	Contingencies	3,869,432	3,650,369
2.02.01.03.02	Judicial Deposits	(903,603)	(799,550)
2.02.01.03.03	Deferred Income Tax	1,460,334	1,489,503
2.02.01.03.04	Deferred Social Contribution	525,720	536,221
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	456,307	461,965
2.02.01.06.01	Allowance for Loss on Investments	109,423	89,411
2.02.01.06.02	Accounts Payable – Subsidiaries	47,802	48,494
2.02.01.06.03	Provision for Pension Fund	195,898	210,114
2.02.01.06.04	Other	103,184	113,946
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	9,137,323	8,492,541
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,671,116	4,751,113
2.04.03.01	Own Assets	4,436,700	4,513,706
2.04.03.02	Subsidiaries/ Direct and Indirect Associated Companies	234,416	237,407

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2.04.04	Profit Reserves	270,370	270,370
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retention of Profits	0	0
2.04.04.06	Special For Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	(65,819)	(65,819)
2.04.04.07.01	From Investments	677,611	677,611
2.04.04.07.02	Treasury Stock	(743,430)	(743,430)
2.04.05	Retained Earnings/ Accumulated Losses	2,514,860	1,790,081
2.04.06	Advance for Future Capital Increase	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 – STATEMENTS OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross Revenue from Sales and/or Services	2,868,839	8,171,000	2,598,645	6,272,365
3.02	Gross Revenue Deductions	(684,108)	(1,761,316)	(503,733)	(1,276,836)
3.03	Net Revenue from Sales and/or Services	2,184,731	6,409,684	2,094,912	4,995,529
3.04	Cost of Goods and/or Services Sold	(1,146,722)	(3,571,280)	(1,356,242)	(3,516,488)
3.04.01	Depreciation, Depletion and Amortization	(229,074)	(651,759)	(195,786)	(587,069)
3.04.02	Other	(917,648)	(2,919,521)	(1,160,456)	(2,929,419)
3.05	Gross Income	1,038,009	2,838,404	738,670	1,479,041
3.06	Operating Income/Expenses	(121,838)	362,544	(262,901)	(116,748)
3.06.01	Selling Expenses	(77,837)	(227,350)	(80,719)	(208,731)
3.06.01.01	Depreciation and Amortization	(1,615)	(4,678)	(2,434)	(7,102)
3.06.01.02	Other	(76,222)	(222,672)	(78,285)	(201,629)
3.06.02	General and Administrative	(65,901)	(203,597)	(70,942)	(188,215)
3.06.02.01	Depreciation and Amortization	(4,780)	(13,830)	(3,627)	(10,819)
3.06.02.02	Other	(61,121)	(189,767)	(67,315)	(177,396)
3.06.03	Financial	(197,184)	110,370	(312,035)	(593,288)
3.06.03.01	Financial Income	15,222	(307,321)	(61,719)	(413,787)
3.06.03.02	Financial Expenses	(212,406)	417,691	(250,316)	(179,501)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	172,103	990,222	60,652	543,402
3.06.03.02.02	Financial Expenses	(384,509)	(572,531)	(310,968)	(722,903)
3.06.04	Other Operating Income	5,745	13,910	257,811	943,623
3.06.05	Other Operating Expenses	(46,077)	(156,914)	(92,233)	(213,675)
3.06.06	Equity pick-up	259,416	826,125	35,217	143,538
3.07	Operating Income	916,171	3,200,948	475,769	1,362,293
3.08	Non-Operating Income	(4,116)	(5,138)	1,253	1,227
3.08.01	Income	5,101	5,104	1,253	8,532

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 – STATEMENTS OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.08.02	Expenses	(9,217)	(10,242)	0	(7,305)
3.09	Income before Taxes/Participations	912,055	3,195,810	477,022	1,363,520
3.10	Provision for Income and Social Contribution Taxes	(102,541)	(665,701)	(192,932)	(241,961)
3.11	Deferred Income Tax	(104,556)	(95,235)	124,549	(44,603)
3.11.01	Deferred Income Tax	(76,510)	(89,899)	85,281	(71,241)
3.11.02	Deferred Social Contribution	(28,046)	(5,336)	39,268	26,638
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Income/Loss for the Period	704,958	2,434,874	408,639	1,076,956
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	256,490	257,413	257,413
	EARNINGS PER SHARE (in Reais)	2.74848	9.49306	1.58748	4.18377
	LOSS PER SHARE (in Reais)				

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

**Accounting Practices
Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, unless otherwise stated)

1. OPERATIONS

Companhia Siderúrgica Nacional ("CSN" or "Company") is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks ("UPV") located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to meet the needs of UPV and it has maintains strategic investments in mining companies, railroad, electricity and ports, to optimize its activities and it is also implementing a cement plant inside UPV, in Volta Redonda.

To be closer to clients and win markets on a global level, CSN has a steel distributor, two metal package plants in addition to a galvanized steel plant in the South and another in the Southeast of Brazil supplying mainly the home appliances and automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared based on the accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission ("CVM").

With the objective of improving the information disclosed to the market, the Company is presenting the following additional information covering the Parent Company and the consolidated quarterly financial information:

(a) Segment reporting

A segment is a distinguishable component of the Company, intended for manufacturing products or rendering services – a business segment -, or in providing products and services within a particular economic environment – geographical segment -, which are subject to risks and rewards that are different from other segments.

(b) Statements of cash flow

The purpose of the additional statements of cash flow is to show how the Company generates and uses cash resources and cash equivalents.

(c) Statements of added value

It aims to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the Information presented has been obtained from the Company's accounting records and reclassifications were made to certain information contained in the traditional statement of income, considering that they are recorded in the statement of added value as distribution of the added value generated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	**September 30, 2007**	**Accounting Practices** **Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

(a) Statement of Income

The results of operations are recognized on the accrual basis.

Revenue from the sales of products is recognized in the statements of income when all risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

(b) Current and non-current assets

- **Marketable securities**

The investment funds have daily liquidity and the assets are valued at fair value, according to instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities held for trading.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued up to the balance sheet date, and do not exceed market value.

- **Accounts receivable**

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes. The allowance for doubtful accounts was recorded in an amount considered adequate by Management, to cover any losses arising on collection of accounts receivable.

(c) Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it necessary.

(d) Other current and non-current assets

Stated at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(e) Investments

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, plus positive goodwill, when applicable. Other permanent investments are recorded at cost of acquisition.

(f) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by Deliberation 288 issued by the Brazilian Securities and Exchange Commission on December 3, 1998. Depreciation is calculated by the straight-line method, according to the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra iron mine is calculated based on the quantity of iron ore extracted. Interest charges related to

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

04.01 – NOTES TO THE FINANCIAL STATEMENTS

loans and financing specific for construction in progress are capitalized until the constructions are concluded.

(g) Deferred charges

The deferred charges are due to expenses incurred in developing and implementing projects that will generate an economic return to the Company in the next few years, and they are amortized on a straight-line basis based on the period foreseen for economic benefits of such projects.

(h) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, and monetary and foreign exchange variation incurred up to the balance sheet date.

(i) Employees' benefit

In accordance with Deliberation 371, issued by the Brazilian Securities and Exchange Commission, on December 13, 2000, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the above-mentioned reported deliberation and based on studies prepared by external actuaries.

(j) Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated based on the tax rates of 15% plus an additional of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income and consider the tax loss carryforward and negative basis of social contribution limited to 30% of taxable income.

Tax credits are recorded for deferred taxes on tax losses carryforwards, negative basis of social contribution on net income and on temporary differences, pursuant to CVM Instruction 371 as of June 27, 2002 and take into consideration the history of profitability and the expectation of generating future taxable income, based on a technical viability study.

(k) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are booked monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to fair value.

Exchange options are adjusted monthly to fair value whenever the position shows a loss. These losses are recognized as the Company's liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to fair value and futures contracts have their positions adjusted to fair value on a daily basis by the Futures and Commodities Exchange ("BM&F") with recognition of gains and losses directly in the statement of income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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**Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(l) Treasury Shares

As established by CVM Instruction 10/80, treasury shares are recorded at cost of acquisition, and the market value of these shares, calculated based on the stock exchange quotation on the last day of the period, is presented in the Notes to the financial statements.

(m) Accounting estimates

The preparation of the financial statements in accordance with the accounting practices adopted in Brazil, requires that Management uses its judgment in determining and recording the accounting estimates. The settlement of the transactions involving these estimates may result in significantly different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

4. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated Quarterly Financial Information for the quarters ended September 30, 2007 and June 30, 2007 included the following direct and indirect subsidiaries and jointly-owned:

Companies	Functional currency	Ownership interest (%) 9/30/2007	6/30/2007	Main activities
Direct investment: full consolidation				
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Islands XI	US$	100.00		Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
Sepetiba Tecon	R$	100.00	100.00	Maritime port services
Nacional Ferrosos	R$		100.00	Mining and equity interest
Pelotização Nacional S.A.	R$	100.00		Mining and equity interest
Minas Pelotização S.A.	R$	100.00		Mining and equity interest
CSN I	R$	99.99	99.99	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia Metalic Nordeste	R$	99.99	99.99	Packaging
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
CSN Gestão de Recursos Financeiros	R$	99.99		Financial operations and equity interest
Congonhas Minérios	R$	99.99	99.99	Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry
Direct investment: proportional consolidation				
Itá Energética	R$	48.75	48.75	Electricity generation
Companhia Ferroviária do Nordeste (CFN)	R$	45.78	45.78	Railroad transport
MRS Logística	R$	32.93	32.93	Railroad transport
Indirect investment: full consolidation				
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderurgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN Holdings Corp	US$	100.00	100.00	Equity interest
Companhia Siderurgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
CSN Madeira	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading of
Lusosider Projectos Siderúrgicos	EUR	100.00	100.00	Equity interest
CSN Acquisitions	GBP	100.00	100.00	Financial operations and equity interest
CSN Finance (UK)	GBP	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	R$	100.00	100.00	Mining and equity interest
CFM	R$	100.00		Mining and equity interest
MG Minérios S.A.	R$	100.00		Mining and equity interest
Inversiones CSN Espanha S.L.	EUR	100.00	100.00	Financial operations and equity interest

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QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Companies	Functional currency	Ownership interest (%) 9/30/2007	6/30/2007	Main activities
CSN Finance B.V. (Netherlands)	EUR	100.00	100.00	Financial operations and equity interest
Cayman Mineração do Brasil Ltda.	R$	100.00		Mining
Companhia Metalúrgica Prada	R$	99.99	99.99	Package production
Lusosider Aços Planos	EUR	99.93	99.93	Steel industry
GalvaSud	R$	84.71	84.71	Steel industry
CSN Energia	R$	0.10	0.10	Trading of electricity

Description of the main consolidation procedures

The accounting policies have been consistently applied in all consolidated companies and consistent with those used in the year ended financial statements

The Quarterly Information of subsidiaries prepared in US dollars, in Euros and in Pounds Sterling were translated to Brazilian Real at the exchange rate as of September 30, 2007 – R$/US$1.8389(R$/US$1.9262 on June 30, 2007), R$/EUR2.62367 (R$/EUR2.60730 on June 30, 2007) and R$/GBP3.76276 (R$/GBP3.86762 on June 30, 2007).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated statements.

The following criteria were followed in the preparation of the consolidated Financial Statements.

- Elimination of intercompany asset and liability account balances between the subsidiaries;

- Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

- Elimination of intercompany income and expense balances and unrealized income arising from intercompany transactions; and

- Elimination of taxes and charges on unearned income, which are presented as deferred tax in the consolidated balance sheet.

Pursuant to the CVM Instruction 408/04 the Company consolidates the financial statements of exclusive investment funds.

The date for the subsidiaries' and jointly-owned subsidiaries' quarterly financial statements coincides with that of the parent company.

The conciliation between shareholders' equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' Equity		Net income in the period	
	9/30/2007	6/30/2007	9/30/2007	9/30/2006
Parent Company	9,137,323	8,492,541	2,434,874	1,076,956
Elimination of unrealized income on inventories	(123,076)	(117,292)	(20,622)	7,154
Consolidated	9,014,247	8,375,249	2,414,252	1,084,110

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal conditions that would be applicable to unrelated parties, such as prices, terms, charges, quality etc. The main operations of borrowings, financing and loans are as follows:

a) Assets

Companies	Accounts receivable	Financial Investments	Loans (1) current accounts	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total
Exclusive Funds		846,498					846,498
CSN Export	685,833						685,833
Nacional Minérios	20,538				383,990		404,528
CFN			126,834		79,942		206,776
INAL	41,245		2,574	82,302			126,121
CSN Cimentos					44,754		44,754
CSN Madeira	42,689						42,689
MRS Logística	106			41,428		34	41,568
PRADA	36,548		47				36,595
CSN Energia				26,973			26,973
GalvaSud	11,674						11,674
Inal Nordeste	3,398						3,398
Other (*)	315		3,072	110		395	3,892
Total on 09/30/2007	842,346	846,498	132,527	150,813	508,686	429	2,481,299
Total on 06/30/2007	1,108,752	1,143	514,777	151,828	69,352	9,531	1,855,383

(1) Loans Receivable from related parties are price level restated by 101% of the Interbank Deposit Certificate (CDI).
(*) Other: CSN LLC, Sepetiba Tecon, Cia Metalic, Ersa, Fundação CSN.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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September 30, 2007

**Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Liabilities

Companies	Loans and financing				Derivatives	Accounts payable	Suppliers	Total
	Prepayment [1]	Fixed Rate Notes[2]	Loans from Investees	Intercompany Bonds[2]	Swap	Loans [3] / current accounts	Other	
CSN Steel	1,151,827	578,570				241,454		1,971,851
CSN Iron				1,136,620				1,136,620
CSN Islands VIII		962,816			77,889	1,689		1,042,394
CSN Export	882,890					11,075		893,965
CSN Madeira	358,098		20,121			280,736		658,955
CSN Islands VII		510,277			(1,559)			508,718
CBS Previdência							246,533	246,533
Cinnabar	56,300		78,448			38,285		173,033
INAL							27,804	27,804
CSN Energia						23,611		23,611
Aceros						18,486		18,486
Ersa							17,097	17,097
MRS						9,558		9,558
GalvaSud							4,420	4,420
Other [*]							136	136
Total on 09/30/2007	2,449,115	2,051,663	98,569	1,136,620	76,330	624,894	295,990	6,733,181
Total on 06/30/2007	2,344,664	2,001,716	96,226	1,164,215	175,306	654,578	289,388	6,726,093

(1) Contracts in US$ - CSN Export: interest from 6.15% to 7.43% p.a. with maturity in May 2015.
Contracts in US$ - CSN Cinnabar: Annual Libor + 3% p.a. with maturity in June 2008.
Contracts in US$ - CSN Steel: interest from 5.75% to 10.0% p.a. with maturity in January 2018.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity in June 2016.

(2) Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity in June 2047.
Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity in September 2008.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.
Contracts in YEN - CSN Steel: interest of 1.5% p.a. with maturity in July 2010.

(3) Information referring to loan agreements with related parties.
CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity in September 2011.
Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity and IGPM + 6% p.a. with indefinite maturity.
CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.

(*) Other: Prada, Metalic

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c) Results

Companies	Income			Expenses			
	Products and services	Interest and monetary and exchange variations	Total	Products and services	Interest and monetary and exchange variations	Other	Total
CSN Export	1,217,362	(116,812)	1,100,550	999,692	(100,803)		898,889
INAL	682,592		682,592	321,272			321,272
Companhia Metalúrgica Prada	160,394		160,394	55,578			55,578
GalvaSud	142,508		142,508	219,331			219,331
Cia Metalic Nordeste	38,866	172	39,038	22,923			22,923
INAL Nordeste	31,005		31,005	15,420			15,420
Nacional Minérios	20,761		20,761	8,596			8,596
CFN		10,657	10,657				
Sepetiba Tecon	247		247	329			329
MRS Logística	106		106	211,665			211,665
Itá Energética				83,480			83,480
CBS Previdência						13,601	13,601
Fundação CSN				11,365			11,365
ERSA				22,425			22,425
Cinnabar					1,722		1,722
CSN Iron					(102,261)		(102,261)
CSN Steel					(220,564)		(220,564)
CSN Madeira	34,982	(2,797)	32,185	8,767	(50,950)		(42,183)
CSN Islands VII		8,262	8,262		(30,501)		(30,501)
CSN Islands VIII		14,620	14,620		(74,215)		(74,215)
Exclusive Funds		(253,131)	(253,131)				
CSN Aceros					(3,007)		(3,007)
CFM	1,110		1,110				
Total at 09/30/2007	2,329,933	(339,029)	1,990,904	1,980,843	(580,579)	13,601	1,413,865
Total at 09/30/2006	1,825,116	(532,201)	1,292,915	1,618,900	(216,653)	99,499	1,501,746

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		**Parent Company**	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Current				
Cash and Cash Equivalents				
Cash and Banks	**144,995**	**446,567**	**11,081**	**37,184**
Financial Investments				
In Brazil:				
Exclusive investment funds			846,498	1,143
Brazilian government securities	1,114,274	293,048		
Fixed income and debentures (net of provision for losses and withholding income tax)	322,297	289,508	1,189	1,183
	1,436,571	582,556	847,687	2,326
Abroad:				
Time Deposits	589,882	1,266,989	36,390	146,668
Derivatives	1,152,539	877,564		
	1,742,421	2,144,553	36,390	146,668
Total marketable securities	**3,178,992**	**2,727,109**	**884,077**	**148,994**
Total current cash and cash equivalents and marketable securities	**3,323,987**	**3,173,676**	**895,158**	**186,178**
Non-current				
Investments abroad	18,389	19,262		
Debentures (net of provision for losses)	89,673	89,673	89,673	89,673
	108,062	108,935	89,673	89,673
Total cash and cash equivalents and marketable securities	**3,432,049**	**3,282,611**	**984,831**	**275,851**

The available financial resources of the Parent Company and Subsidiaries headquartered in Brazil are basically invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the financial resources of the Company and its Subsidiaries abroad is invested in Time Deposit in first-tier banks.

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE

	Consolidated		**Parent Company**	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Domestic market				
Subsidiaries			113,825	114,773
Other customers	760,064	793,721	461,956	493,883
	760,064	793,721	575,781	608,656
Foreign market				
Subsidiaries			728,521	993,979
Other customers	444,959	603,543	9,353	5,289
Advance on Export Contracts (ACE)	(183,890)	(134,834)	(183,890)	(134,834)
	261,069	468,709	553,984	864,434
Allowance for doubtful accounts	(110,406)	(109,859)	(72,137)	(70,499)
	910,727	1,152,571	1,057,628	1,402,591

8. INVENTORIES

	Consolidated		**Parent Company**	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Finished products	632,295	607,920	342,318	318,730
Work in process	503,801	429,949	374,413	314,075
Raw materials	749,504	828,106	641,087	621,190
Supplies	553,593	532,352	463,856	444,892
Imports in transit	41,902	36,887	39,489	32,112
Materials in transit	58,614	124,144	10,163	4,292
Provision for losses	(18,690)	(17,469)	(17,132)	(16,298)
	2,521,019	2,541,889	1,854,194	1,718,993

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred Income and Social Contribution Taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying value.

Pursuant to CVM Instruction 371, of June 27, 2002, a few Company's subsidiaries, based on the expectation of generating future taxable income, determined by technical valuation approved by Management, recognized tax credits on tax losses carryforward and negative bases of social contribution of previous years, which have no statutory limitation and the compensation is limited to 30% of annual taxable income. The book value of deferred tax assets is reviewed periodically and projections are reviewed annually. If there are any material aspects that may change the projections, these projections are revised during the year.

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent Company	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Current assets				
Income tax	272,258	323,336	181,796	232,299
Social contribution	96,445	114,877	63,798	81,979
	368,703	438,213	245,594	314,278
Non-current assets				
Income tax	354,109	409,905	300,921	356,080
Social contribution	116,550	137,140	97,106	117,466
	470,659	547,045	398,027	473,546
Current liabilities				
Income tax	98,305	96,828	93,070	93,054
Social contribution	35,390	34,858	33,505	33,500
	133,695	131,686	126,575	126,554
Non-current liabilities				
Income tax	1,551,751	1,568,811	1,460,334	1,489,503
Social contribution	558,569	564,714	525,720	536,221
	2,110,320	2,133,525	1,986,054	2,025,724
Income Statement				
Income tax	(47,744)	(37,305)	(89,899)	(71,241)
Social contribution	10,545	38,951	(5,336)	26,638
	(37,199)	1,646	(95,235)	(44,603)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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QUARTERLY INFORMATION September 30, 2007 **Accounting Practices**
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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) The deferred income and social contribution taxes of the parent company are shown as follows:

	9/30/2007				6/30/2007			
	Income tax		Social contribution		Income tax		Social contribution	
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Assets								
Provisions for contingencies	22,816	140,298	8,214	50,507	18,517	198,105	6,666	71,318
Provision for interest on shareholders` equity	33,743		12,147		18,699		6,732	
Provision for payment of private pension plans		48,974		17,631		52,528		18,910
Taxes under litigation		31,180				29,785		
Tax losses	4,580				4,580			
Other provisions	120,657	80,469	43,437	28,968	190,503	75,662	68,581	27,238
	181,796	300,921	63,798	97,106	232,299	356,080	81,979	117,466
Liabilities								
Income and social contribution taxes on revaluation reserve	93,000	1,460,334	33,480	525,720	93,000	1,489,503	33,480	536,221
Other	70		25		54		20	
	93,070	1,460,334	33,505	525,720	93,054	1,489,503	33,500	536,221

(c) The reconciliation between the income and social contribution taxes expenses of the parent company and consolidated, and the application of the effective rate on net income before Corporate Income tax (IRPJ) and Social Contribution (CSL):

	Consolidated		**Parent Company**	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Income before income and social contribution taxes	**3,298,973**	**1,470,606**	**3,195,810**	**1,363,520**
Combined statutory rates	34%	34%	34%	34%
Income Tax / Social Contribution at the combined statutory tax rate	**(1,121,651)**	**(500,006)**	**(1,086,575)**	**(463,597)**
Adjustments to reflect the effective tax rate:				
Benefit of Interest on shareholders` equity – JCP	45,873	44,935	45,873	44,935
Equity income of subsidiaries at different rates or which are not taxable	208,813	(48,558)	294,411	61,141
Tax incentives	9,951	6,979	9,951	6,979
Tax credits recorded – income and social contribution taxes		56,714		56,714
Other permanent (additions) deductions	(27,707)	53,456	(24,596)	7,263
Income and social contribution taxes on net income for the period	**(884,721)**	**(386,480)**	**(760,936)**	**(286,565)**
Effective rate	**27%**	**26%**	**24%**	**21%**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

				9/30/2007				6/30/2007
Companies	Number of shares		Direct Investment %	Net Income (loss) for the quarter	Shareholders' Equity (unsecured) liabilities)	Direct Investment %	Net Income (loss) for the quarter	Shareholders' Equity (unsecured) liabilities)
	Common	Preferred						
Steel								
GalvaSud	11,801,406,867		15.29	1,859	739,168	15.29	21,510	737,309
CSN I	3,332,250,934	6,664,501,866	99.99	(5,381)	676,361	99.99	11,267	681,742
CSN Steel	480,726,588		100.00	22,135	1,468,900	100.00	167,250	1,495,895
INAL	421,408,393		99.99	7,469	685,751	99.99	9,870	678,282
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(6)	162,474	99.99	(1,135)	162,474
INAL Nordeste	37,800,000		99.99	633	54,631	99.99	950	53,594
CSN Overseas	7,173,411		100.00	19,421	939,011	100.00	11,455	962,028
CSN Panama	4,240,032		100.00	36,540	622,818	100.00	9,752	602,125
CSN Energy	3,675,319		100.00	251,953	560,404	100.00	(9,091)	323,775
CSN Export	31,954		100.00	744	96,804	100.00	6,441	99,998
CSN Islands VII	1,000		100.00	(87)	601	100.00	(87)	558
CSN Islands VIII	1,000		100.00	13	4,120	100.00	285	4,291
CSN Islands IX	1,000		100.00	(797)	6,622	100.00	(845)	7,857
CSN Islands X	1,000		100.00	(938)	(25,486)	100.00	(1,019)	(25,610)
Logistics								
Sepetiba Tecon	254,015,053		100.00	3,740	166,837	100.00	2,965	163,096
MRS Logistica	188,332,667	151,667,333	32.93	143,585	1,316,659	32.93	138,331	1,173,074
CFN	118,939,957		45.78	(13,990)	(134,751)	45.78	(14,650)	(120,761)
Energy								
Itá Energética	520,219,172		48.75	6,109	586,396	48.75	7,514	580,288
CSN Energia	1,000		99.90	3,469	96,975	99.90	1,384	93,506
Mining								
ERSA	34,236,307		99.99	14,899	44,637	99.99	3,427	29,738
Nacional Minérios	30,000,000		99.99	13,176	57,375	99.99	6,619	44,199
Congonhas Minérios	5,010,000		99.99		5,010	99.99		10
Pelotização Nacional	1,000,000		99.99		1,000			
Minas Pelotização	1,000,000		99.99		1,000			
Cement								
CSN Cimentos	32,779,940		99.99	(13,731)	(22,243)	99.99	5,321	(8,513)

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September 30, 2007

**Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Movement of investments

Companies	6/30/2007 Opening Balance of investment	Balance of Provision for losses	Addition (write-off)	Equity pick-up and provision for losses	Amortization of Goodwill [1]	Closing Balance of investment	9/30/2007 Balance of Provision for losses
Steel							
GalvaSud	112,735			284		113,019	
CSN I	681,742			(5,381)		676,361	
CSN Steel	1,495,895			(26,995)		1,468,900	
INAL	678,283			7,469		685,752	
Cia. Metalic Nordeste	179.051			(6)	(8,297)	170,748	
INAL Nordeste	53,594			1,038		54,632	
CSN Overseas	962,028			(23,016)		939,012	
CSN Panama	602,125			20,693		622,818	
CSN Energy	323,775			236,629		560,404	
CSN Export	99,998			(3,193)		96,805	
CSN Islands VII	558			43		601	
CSN Islands VIII	4,291			(171)		4,120	
CSN Islands IX	7,858			(1,236)		6,622	
CSN Islands X		(25,610)		124			(25.486)
	5,201,933	(25,610)		206,282	(8,297)	5,399,794	(25.486)
Logistics							
Sepetiba Tecon	163,096			3,740		166,836	
MRS Logistica	386,313			47,285		433,598	
CFN [2]		(55,288)	(40)	(6,365)			(61.693)
	549,409	(55,288)	(40)	44,660		600,434	(61.693)
Energy							
Itá Energética	282,890			2,978		285,868	
CSN Energia	93,413			3,466		96,879	
	376,303			6,444		382,747	
Mining							
ERSA	75,733			14,898	(4,058)	86,573	
Nacional Minérios	44,199			13,176		57,375	
Nacional Ferrosos [3]	4.989		(5,031)	42			
Minas Pelotização [4]			1,000			1,000	
MG Minérios [5]			1,000			1,000	
Congonhas Minérios [6]	10		5,000			5,010	
	124,931		1,969	28,116	(4,058)	150,958	
Cement							
CSN Cimentos		(8,513)		(13,731)			(22.244)
		(8,513)		(13,731)			(22.244)
	6,252,576	(89,411)	1,929	271,771	(12,355)	6,533,933	(109.423)
Total	6,252,576	(89,411)			259,416	6,533,933	(109,423)

FEDERAL PUBLIC SERVICE			
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION			**Accounting Practices**
QUARTERLY INFORMATION		September 30, 2007	**Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY			

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(1)   The consolidated balances of goodwill stated in item (e) of this Note compose the balance of the parent company's equity pick-up.

(2)   It refers to the reduction of capital increase in the amount of R$40 through the capitalization of advance for future capital increase – AFAC as per the Extraordinary General Meeting held on August 18, 2006.

(3)   The R$5,031 write-off refers to the sale of the subsidiary Nacional Ferroso upon purchase and sale agreement of shares as of August 1, 2007.

(4)   The addition in the amount of R$ 1,000 refers to the incorporation of the Company through the issue of 1 million common shares, subscribed and paid-in, in cash in the amount of R$1,000,000, approved at the General Incorporation Meeting held on September 20, 2007.

(5)   The addition in the amount of R$ 1,000 refers to the incorporation of the Company through the issue of 1 million common shares, subscribed and paid-in, in cash in the amount of R$1,000,000, approved at the General Incorporation Meeting held on September 20, 2007.

(6)   The addition in the amount of R$5,000 refers to the capital increase in cash, through the issue of 5,000,000 new common shares, subscribed and paid-in, approved at the Extraordinary General Meeting held on August 15, 2007.

c) Additional Information on the main subsidiaries

- GALVASUD

GalvaSud started operating in December, 2000 and it is located in Porto Real, in the state of Rio de Janeiro. The subsidiary operates a hot-immersion galvanization line, a blank cutting line and a laser welding line focused mainly on the automotive industry, and it also operates a service center for processing of steel products.

CSN holds 15.29% of Galvasud`s capital stock directly and 84.71% indirectly through its wholly-owned subsidiary CSN I.

- INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

A company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais. Its objective is to reprocess and act as distributor of CSN's steel products, acting as a service and distribution center. Inal serves a number of industrial segments, such as: automotive, home appliances, home building, machinery and equipment, etc.

- INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN's steel products, operating as a service and distribution center in the Northeast region of the country.

- COMPANHIA METALÚRGICA PRADA

Companhia Metalúrgica Prada was acquired in June 2006 through the subsidiary INAL. Headquartered in the city of São Paulo, Prada has branches in the States of São Paulo and Minas Gerais. The company is the largest manufacturer of metallic packaging for chemical and food industries in the country.

- CIA. METALIC NORDESTE

Based in Maracanaú, State of Ceará, the main objective of which is the manufacturing of two-piece steel cans for carbonated beverages, the production of aluminum lids and holding interest in other companies.

- SEPETIBA TECON

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	**September 30, 2007**	**Accounting Practices** **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

- CSN ENERGIA

Its main objective is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$70,613 on September 30, 2007 (R$69,374 on June 30, 2007), of which R$10,952 is provisioned for with respect to the existence of judicial collection related to defaulting customers.

Of the balance receivable as of September 30, 2007, the amount of R$59,129 (R$59,129 at June 30, 2007) is due by concessionaires with injunctions suspending the corresponding payments. Management understands that an allowance for doubtful accounts for more than this amount is not necessary in view of the judicial measures taken by official entities of the sector.

- CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business in the process of implementation which will have the production and trading of cement as main purpose CSN Cimentos will use as raw material the blast furnace slag from the pig iron production of Presidente Vargas Steelworks.

- ESTANHO DE RONDÔNIA – ERSA

Ersa is headquartered in the State of Rondônia, where it operates two units, one in the city of Santa Bárbara and the other in the city of Ariquemes.

The mining operation for cassiterite (tin ore) is located in Santa Bárbara and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in CSN for the production of tin plates, is located in Ariquemes.

- NACIONAL MINÉRIOS - NAMISA

The company is headquartered in the city of Congonhas, State of Minas Gerais, operates with the trading of iron ore obtained from small mining companies or other companies trading iron ore, and operates mainly focused on exporting this raw material.

- COMPANHIA DE FOMENTO MINERAL E PARTICIPAÇÕES – CFM

CFM was acquired in July 2007, and it is headquartered in Congonhas, State of Minas Gerais. CFM operates in the mining of iron ore and also owns ore processing facilities in that state. The subsidiary was acquired by CSN by through its subsidiary Nacional Minérios S.A., for the amount of US$440 million.

d) Additional information on the main jointly-owned subsidiaries

The amounts of balance sheets and statements of income of the companies whose control is shared with other stockholders are shown as follows. The amounts were consolidated at the

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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September 30, 2007

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Company's quarterly information and financial statements according to the interest described in item (a) of this Note.

27

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	9/30/2007			6/30/2007		
	CFN	MRS	ITASA	CFN	MRS	ITASA
Current Assets	36,675	922,467	81,624	51,111	686,992	73,634
Non-Current Assets	305,407	2,036,777	990,673	289,403	1,949,696	1,000,922
Long-term assets	34,931	268,381	4,024	37,010	294,871	3,857
Investments, Property, Plant and Equipment and Deferred Charges	270,476	1,768,396	986,649	252,393	1,654,825	997,065
Total Assets	342,082	2,959,244	1,072,297	340,514	2,636,688	1,074,556
Current Liabilities	31,066	960,156	110,441	32,681	718,781	105,369
Non-Current Liabilities	445,767	682,429	375,460	428,594	744,832	388,899
Shareholders' Equity	(134,751)	1,316,659	586,396	(120,761)	1,173,075	580,288
Total Liabilities and Shareholders' Equity	342,082	2,959,244	1,072,297	340,514	2,636,688	1,074,556

	9/30/2007			9/30/2006		
	CFN	MRS	ITASA	CFN	MRS	ITASA
Net revenue	46,628	1,590,808	149,113	32,912	1,441,931	147,138
Cost of Goods and Services Sold	(54,208)	(840,962)	(42,446)	(45,776)	(760,908)	(34,930)
Gross Income (Loss)	(7,580)	749,846	106,667	(12,864)	681,023	112,208
Operating Revenues (Expenses)	(11,104)	(98,030)	(32,096)	(11,992)	(41,071)	(37,169)
Net Financial Income	(25,772)	(31,200)	(35,883)	(24,820)	(47,465)	(43,476)
Operating Income (Loss)	(44,456)	620,616	38,688	(49,676)	592,487	31,563
Non-Operating Income	10	(11,992)	93	165	105	432
Profit (Loss) before income and social contribution taxes	(44,446)	608,624	38,781	(49,511)	592,592	31,995
Current and deferred income and social contribution taxes		(205,175)	(13,225)		(201,655)	(10,918)
Net Income (Loss) for the period	**(44,446)**	**403,449**	**25,556**	**(49,511)**	**390,937**	**21,077**

- CIA FERROVIÁRIA NORDESTE – CFN

CFN has as its main objective the exploitation and development of the public rail cargo transport service for the Northeast network. In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary in one single company. In addition, BNDESPar became the holder of direct investment in CFN, thus allowing funds from FINOR (Northeast Investment Fund) to be used in the "Transnordestina" project.

- MRS LOGÍSTICA

The Company's main objective is to exploit and to develop public rail cargo transport service for the Southeast network. MRS transports the iron ore from Casa de Pedra mine and raw material imported through the Port of Itaguaí, to the Presidente Vargas steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, the main market for CSN's finished goods.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	**September 30, 2007**	**Accounting Practices** **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

- ITÁ ENERGÉTICA S.A. – ITASA

Itasa (Itá Energética S.A.) holds a 60.5% interest in the Itá Consortium created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, previously called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and the acquisition of financing through the offering the corresponding guarantees.

e) Goodwill on acquisition of investments

At September 30, 2007, the Company maintained recorded in its consolidated balance sheet the amount of R$982,483 (R$218,490 at June 30, 2007), mainly related to goodwill based on the expectation of future profits, with amortization up to five years, net of amortization.

Goodwill on Investments:	Balance at 6/30/2007	Additions	Amortizations/ write-off	Balance at 9/30/2007	Investor
Parent Company					
Ersa	45,996		(4,058)	41,938	CSN
Metalic	16,593		(8,297)	8,296	CSN
Sub-total parent company	**62,589**		**(12,355)**	**50,234**	
GalvaSud	55,682		(6,960)	48,722	CSN I
Tangua / CSN LLC	15,464		(3,469)	11,995	CSN Panama
Prada	68,969		(3,832)	65,137	INAL
Lusosider	14,702		(1,526)	13,176	CSN Steel
CFM		777,121		777,121	Nacional Minérios
Cayman Mineração do Brasil		15,479		15,479	Fomento Mineral
Others	1,084		(465)	619	INAL
Total Consolidated	**218,490**	**792,600**	**(28,607)**	**982,483**	

f) Additional information on indirect participations abroad:

- CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned, indirect subsidiary of CSN Panama.

- LUSOSIDER

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Company privatized in that year by the Portuguese Government. Located in Seixal, Portugal, it is composed of galvanization, tin plates, pickling line and cold rolling lines.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
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QUARTERLY INFORMATION
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September 30, 2007

Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In 2003, the Company acquired 912,500 shares issued by Lusosider Projetos Siderúrgicos, the parent company of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider and on August 31, 2006, the Company acquired the remaining shares and began to hold full control of Lusosider Projectos Siderúrgicos S.A.. Lusosider Projetos Siderúrgicos is a wholly-owned and indirect subsidiary through CSN Steel.

11. PROPERTY, PLANT AND EQUIPMENT

					Parent Company
				9/30/2007	6/30/2007
	Effective rate of depreciation, depletion and amortization (% per year)	Reevaluated Cost	Accumulated depreciation, depletion and amortization	Net	Net
Machinery and equipment	9.80	7,704,938	(324,472)	7,380,466	7,541,566
Mines and mineral deposits	4.03	2,560,776	(44,822)	2,515,954	2,541,763
Buildings	3.64	959,349	(20,962)	938,387	942,607
Land		411,668		411,668	408,719
Other assets	20.00	233,828	(104,649)	129,179	117,443
Furniture and fixtures	10.00	103,641	(90,380)	13,261	12,724
		11,974,200	(585,285)	11,388,915	11,564,822
Property, plant and equipment in progress		1,137,891		1,137,891	919,553
		13,112,091	(585,285)	12,526,806	12,484,375

				Consolidated
			9/30/2007	6/30/2007
Machinery and equipment	9,040,249	(640,218)	8,400,031	8,536,071
Mines and mineral deposits	2,567,950	(45,046)	2,522,904	2,541,763
Buildings	1,568,082	(116,096)	1,451,986	1,468,682
Land	475,211		475,211	464,020
Other assets	1,055,129	(365,334)	689,795	678,647
Furniture and fixtures	126,212	(106,628)	19,584	19,113
	14,832,833	(1,273,322)	13,559,511	13,708,296
Property, plant and equipment in progress	1,437,116		1,437,116	1,138,738
	16,269,949	(1,273,322)	14,996,627	14,847,034

At the Extraordinary General Meeting held on April 30, 2007, pursuant to paragraphs 15 and 17 of CVM Deliberation 183/95, the shareholders approved the appraisal report, prepared by the specialized company CPConsult Soluções Integradas Ltda., which included land, buildings, improvements, Casa de Pedra Iron Ore Mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas, Itaguaí, Barueri and Araucária, as well as the Company's real estate properties for operating support. The value of the assets before the appraisal was R$10,975,004 and the new report added R$529,175, establishing the new amount, net of depreciation.

The portion of depreciation, depletion and total write-off of the Company's revaluated assets, absorbed in the result of each year, is transferred in shareholders' equity in equal amount, from revaluation reserve to retained earnings, thus, composing the base for the distribution of

04.01 – NOTES TO THE FINANCIAL STATEMENTS

dividends. This year, up to September 30, 2007, this amount net of income and social contribution taxes amounted to R$209,962.

The Company, in order to maintain the consistency in the procedures, through CPConsult Soluções Integradas Ltda., also revaluated the assets of the subsidiaries Galvasud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia – ERSA and CSN Cimentos, which were approved at the Extraordinary General Meetings held by the subsidiaries. The revaluations accounted for an addition of R$239,007, which composes the balance of Revaluation Reserve of assets owned by the subsidiaries.

Depreciation, depletion and amortization expenses up to September 30, 2007 (parent company) amounted to R$629,257 (R$538, 946 up to September 30, 2006), of which R$619,976 (R$530,323 up to September 30, 2006) was allocated to production costs and R$9,281 (R$8,623 up to September 30, 2006) was charged to selling, general and administrative expenses (amortization of deferred charges not included).

At September 30, 2007, the Company presented R$6,548,253 (R$6,664,929 at June 30, 2007) as revaluation of own assets and R$234,416 at September 30, 2007 (R$237,407 at June 30, 2007) as subsidiaries' assets net of depreciation.

Up to September 30, 2007, the assets provided as collateral for financial operations amounted to R$47,985.

12. DEFERRED CHARGES

	Consolidated		Parent Company	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Information technology projects	52,502	52,493	52,502	52,492
(-) Accumulated amortization	(42,508)	(39,938)	(42,508)	(39,938)
Expansion projects	193,748	193,748	193,748	193,748
(-) Accumulated amortization	(116,155)	(108,354)	(116,155)	(108,354)
Pre-operating expenses	116,428	131,284		
(-) Accumulated amortization	(81,877)	(89,567)		
Other projects	229,940	191,790	109,824	85,510
(-) Accumulated amortization	(119,315)	(102,495)	(36,449)	(32,737)
	232,763	228,961	160,962	150,721

The information technology projects refer to projects for automation and computerization of operating processes that aim to reduce costs and increase the Company's competitiveness.

The expansion projects are primarily related to expanding the production capacity of Casa de Pedra mine and enlarging the port of Itaguaí for the shipping of part of such production.

Amortization of the deferred charges up to September 30, 2007 was R$41,010 (R$45,111 up to September 30, 2006), of which R$31,783 (R$35,987 up to September 30, 2006) is allocated to production costs and R$9,227 (R$9,124 up to September 30, 2006) allocated to selling, general and administrative expenses.

Funds applied in deferred assets is amortized on a straight-line basis by the time expected for future benefits, not exceeding 10 years.

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

13. LOANS AND FINANCING

(a)The composition of loans and financing as of September 30, 2007 is as follows:

	Consolidated				Parent Company			
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007	9/30/2007	6/30/2007	9/30/2007	6/30/2007
FOREIGN CURRENCY								
Short-term Financing								
Working capital	92,100							
	92,100	**-**						
Long-Term Loans								
Advance on Export Contracts	67,093	75,596	380,971	346,716	67,093	75,596	380,971	346,716
Prepayment	161,889	156,498	1,510,685	1,253,792	414,216	546,715	2,824,568	2,255,416
Perpetual Bonds	27,660	28,973	1,379,175	1,444,650				
Fixed Rate Notes	556,145	60,730	1,746,955	2,359,595	564,477	26,603	2,626,682	3,141,592
Import Financing	83,714	87,817	140,069	148,765	72,140	76,218	101,461	106,626
BNDES/Finame	1,526	1,602	84,990	89,024	1,447	1,520	80,853	84,692
Other	26,000	35,269	302,927	286,790	10,295	10,533	10,758	11,268
	924,027	**446,485**	**5,545,772**	**5,929,332**	**1,129,669**	**737,185**	**6,025,293**	**5,946,310**
LOCAL CURRENCY								
Long-Term Loans								
BNDES/Finame	88,119	87,722	1,049,739	1,047,890	40,345	40,253	706,893	706,458
Debentures (Note 14)	140,594	98,584	954,278	995,935	36,214	46,912	909,233	901,493
Other	22,273	24,712	74,024	71,398	92,827	89,123	5,250	5,250
	250,986	**211,018**	**2,078,041**	**2,115,223**	**169,386**	**176,288**	**1,621,376**	**1,613,201**
Total Loans and Financing	**1,267,113**	**657,503**	**7,623,813**	**8,044,555**	**1,299,055**	**913,473**	**7,646,669**	**7,559,511**
Derivatives	158,115	52,928			234,389	228,215		
Total Loans and Financing + Derivatives	**1,425,228**	**710,431**	**7,623,813**	**8,044,555**	**1,533,444**	**1,141,688**	**7,646,669**	**7,559,511**

The Company contracts derivatives operations with the aim of minimizing significant fluctuation risks in the parity between the Real and foreign currency.

(b) At September 30, 2007, long-term installments payment of the long-term principal, by year of maturity, are as follows:

	Consolidated		Parent Company	
2008	544,097	7.1%	531,032	6.9%
2009	616,362	8.1%	503,411	6.6%
2010	486,298	6.4%	977,106	12.8%
2011	686,130	9.0%	357,098	4.7%
2012	1,411,192	18.5%	1,371,677	17.9%
After 2012	2,500,559	32.8%	3,906,345	51.1%
Perpetual Bonds	1,379,175	18.1%		
	7,623,813	**100.0%**	**7,646,669**	**100.0%**

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) Interest on loans, financing and debentures have the following annual rates:

	Consolidated		Parent Company	
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	101,842	310,478	11,774	3,567,315
From 7.1 to 9%	383,298	243,311	291,082	2,075,381
From 9.1 to 11%	622,686	3,814,044	542,460	1,512,267
Above 11%	1,210,719		945,447	
Variable	10,482	2,352,181		234,387
	2,329,027	**6,720,014**	**1,790,763**	**7,389,350**
		9,049,041		**9,180,113**

(d) Percentage composition of total loans, financing and debentures, by contracted currency/index:

	Consolidated		Parent Company	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Local Currency				
CDI	8.04	8.53	6.65	7.24
IGPM	4.89	4.81	4.58	4.61
TJLP	12.66	13.05	8.14	8.58
IGP-DI	0.13	0.13	0.13	0.13
Other currencies		0.05		
	25.72	**26.57**	**19.50**	**20.56**
Foreign Currency				
US dollar	72.34	72.49	55.51	53.73
Yen			22.38	23.03
Euro	0.19	0.34	0.06	0.06
Other currencies	1.75	0.60	2.55	2.62
	74.28	**73.43**	**80.50**	**79.44**
	100.00	**100.00**	**100.00**	**100.00**

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp.. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after five (5) years, on the maturity dates for the interest.

Loans with certain agents contain certain restrictive clauses, which are being complied with.

(e) The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in Note 16.

	9/30/2007	6/30/2007
Property, Plant and Equipment	47,985	47,985
Personal Guarantee	69,617	71,745
Imports	103,984	111,099
Securitizations (Exports)	3,686,848	3,224,443
	3,908,434	**3,455,272**

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

(f) Significant amortizations and loans in the current year are as follows:

				Amortizations
Company	Description	Principal (in millions)	Settlement	Interest rate (p.a.)
CSN Steel	*Revolving Credit Facility*	US$300	Feb / 2007	6.58%
CSN Export	*Securitization*	US$43	Feb, May and Aug / 2007	7.28%
CSN	BNDES	R$ 1,100	Mar / 2007	104.5% of CDI

						Loans
Company	Description	Principal (in million)	Issue	Term	Maturity	Interest rate (p.a.)
CSN	BNDES	R$ 1,100	1/26/2007	6 months	7/26/2007	104.5% of CDI
CSN	BNDES Sub A and C Casa de Pedra	R$ 450	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.7% to 3.2%
CSN	BNDES Sub B Tecar	R$ 255	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.2%
CSN Cimentos	BNDES	R$ 41	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.7% to 3.2%
Total financing in R$		**R$ 1,846**				
CSN	BNDES Sub A Tecar	US$ 20	1/26/2007	7 years	4/15/2014	UM006 + 1.7%
CSN	BNDES Sub B and D - Casa de Pedra	US$ 23	1/26/2007	7 years	4/15/2014	UM006 + 2.7%
CSN Cimentos	BNDES	US$ 2	1/26/2007	7 years	4/15/2014	UM006 + 2.7%
CSN	Advance on Export Contract	US$ 60	1/23/2007	2 years	1/11/2009	6.00%
CSN	Advance on Export Contract	US$ 20	1/26/2007	1.8 year	11/17/2008	6.10%
CSN	Advance on Export Contract	US$ 50	09/03/2007	1.11 year	08/25/2009	6.15%
CSN Madeira	CSFB	US$ 50	09/20/2007	6 months	3/20/2008	5.51%
Total financing in US$		**US$225**				

14. DEBENTURES

(a) Second issue

The total number of debentures of the second issue in the amount of R$400,000.00, representing a total of forty thousand (40,000) debentures, was redeemed on December 1, 2006 and compensation interest of 107% of the CDI Cetip, was due on the face value balance of these debentures, as provided for in the deed.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured debentures without preference in two tranches, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits generated in the negotiations with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective trading was recorded in Shareholders' Equity as Capital Reserve, subsequently used in the share buyback program.

The debentures of this 1st tranche issue, amounting to R$250,000, representing twenty-five thousand (25,000) debentures, were redeemed on December 1, 2006, as established for by deed and compensation interest corresponding to 106.5% of Cetip's CDI was due on these debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

(c) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the tradings with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between date of issue and the effective trading was recorded in Shareholders' Equity as Capital Reserve and subsequently used in the stock buyback program.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the Cetip's CDI, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

15. DERIVATIVES AND FINANCIAL INSTRUMENTS

General considerations

The Company's business mainly consists of the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks' (UPV) needs. The Company also sells the surplus production. To finance its activities, the Company often resorts to the domestic and international capital market, and due to the debt profile it seeks, part of the Company's debt is denominated in the U.S. dollar. At September 30, 2007, the consolidated position of the outstanding derivative agreements was as follows:

	Agreement		Book Value	Fair Value
	Maturity	Notional Value		
Variable income swap *(*)*	July 31,2008	US$ 49,223 thousand	R$1,152,539	R$1,150,308
Exchange swaps registered with CETIP	January 2, 2008	US$ 1,104,675 thousand	(R$147,511)	(R$149,017)
	November 1, 2007	US$ 257,345 thousand	(R$10,002)	(R$19,169)
Zinc Swaps recorded in LME (London Metal Exchange)	October 5, 2007	1,000 t	(R$273)	(R$273)
	October 31,2007	1,750 t	R$9	R$9
	November 30,2007	3,500 t	(R$307)	(R$307)
	December 31,2007	2,000 t	R$25	R$25

(*)In June 2007, non-cash swap contracts in the amount of US$458 million, were transferred from the subsidiary CSN Steel to the subsidiary CSN Madeira, through a loan agreement. The non-cash swap establishes that the counterparty financial institution undertakes to remunerate, at the end of the contract, the positive price variation of variable income assets, similar to shares and indexes traded on the stock exchange, while the subsidiary undertakes to pay the same notional value adjusted at the fixed rate of 6.2569% per annum in US dollars. In conformity with an addendum to the agreement in July 2007, the maturity of the operation was extended to July 31, 2008.

The main non-operating risk factors that can affect the Company's business are listed below, as well as a more detailed explanation about the derivatives associated with them:

I - Exchange rate risk

Although most of the Company's revenues are denominated in Brazilian reais as of September 30, 2007, R$6,561,899 or 73% of the Company's consolidated loans and financing (except for derivates) were contracted in foreign currency (R$6,375,817 or 73% on June 30, 2007). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, and exchange option contracts.

a) Exchange swap transactions

Exchange swap agreements aim at protecting its liabilities denominated in foreign currency against the devaluation of the Real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities for Bank Deposit Certificate - CDI. The notional value (reference) of

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these swaps at September 30, 2007 was US$1,362,020 thousand (US$1,415,754 thousand on June 30, 2007).

b) Metal Swap Agreement

The Company contracted Zinc swaps in order to set the price of part of its needs for the metal. Up to September 30, 2007, the Company held 8.25 thousand tonnes of Zinc with settlement based on average prices for Zinc in the months of June, July, August and September 2007. The price used to settle each agreement is the average price of the calendar month prior to the date of its settlement.

II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. In view of this exposure, the Company may carry out transactions with derivatives to manage these risks better.

III – Derivatives associated with other price fluctuation risks of financial assets

a) Variable income swap agreements

The outstanding agreements at September 30, 2007 and June 30, 2007 were as follows:

Date of Issue	Maturity date of agreements	Notional value (US$ thousand)	Assets 9/30/2007	Assets 6/30/2007	Liabilities 9/30/2007	Liabilities 6/30/2007	Curve value (book value) 9/30/2007	Curve value (book value) 6/30/2007	Fair value 9/30/2007	Fair value 6/30/2007
4/7/2003	7/31/2008	35,836	933,690	736,524	95,197	98,120	838,493	638,404	836,868	639,583
4/9/2003	7/31/2008	5,623	145,448	114,734	14,930	15,388	130,519	99,346	130,264	99,531
4/10/2003	7/31/2008	1,956	52,235	41,204	5,193	5,352	47,042	35,852	46,953	35,916
4/11/2003	7/31/2008	1,032	26,973	21,277	2,737	2,821	24,236	18,456	24,189	18,490
4/28/2003	7/31/2008	1,081	25,780	20,336	2,855	2,942	22,926	17,394	22,877	17,429
4/30/2003	7/31/2008	76	1,816	1,432	201	208	1,614	1,224	1,611	1,227
5/14/2003	7/31/2008	192	4,772	3,764	506	522	4,266	3,242	4,257	3,249
5/15/2003	7/31/2008	432	10,841	8,552	1,136	1,171	9,705	7,381	9,685	7,395
5/19/2003	7/31/2008	1,048	27,544	21,727	2,752	2,837	24,792	18,890	24,745	18,925
5/20/2003	7/31/2008	264	7,158	5,647	692	713	6,467	4,934	6,455	4,942
5/21/2003	7/31/2008	414	11,723	9,247	1,088	1,121	10,635	8,126	10,617	8,140
5/22/2003	7/31/2008	326	9,233	7,283	855	882	8,378	6,401	8,363	6,412
5/28/2003	7/31/2008	439	11,982	9,452	1,150	1,185	10,832	8,267	10,813	8,281
5/29/2003	7/31/2008	408	11,360	8,961	1,067	1,100	10,293	7,861	10,274	7,874
6/5/2003	7/31/2008	96	2,594	2,046	252	260	2,342	1,786	2,337	1,789
		49,223	1,283,149	1,012,186	130,611	134,622	1,152,538	877,564	1,150,308	879,183

The purpose of these swaps is to improve the return on CSN's financial assets, increasing the exposure to variable income, which historically yields greater long term returns than the fixed income assets, thus, decreasing the impact of the cost of carrying CSN's long term debt in net, consolidated financial expenses.

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Consolidated balance sheet classified by currency

			9/30/2007	
	U.S. Dollar	Other Foreign Currencies	Reais	Total
Current Assets	**768,187**	**1,777,781**	**5,502,215**	**8,048,183**
Cash and Cash equivalents	42,270	4,736	97,989	144,995
Marketable Securities	321,644	1,420,777	1,436,571	3,178,992
Accounts Receivable	117,754	131,700	661,273	910,727
Inventories	146,855	176,557	2,197,607	2,521,019
Insurance Claimed			335,506	335,506
Deferred Income Tax/Social Contribution	2,553		366,150	368,703
Other	137,111	44,011	407,119	588,241
Non-current Assets	**218,032**	**120,475**	**17,732,120**	**18,070,627**
Long-term Assets	79,482	53	1,777,707	1,857,242
Financial Investments	18,389		89,673	108,062
Deferred Income Tax/Social Contribution			470,659	470,659
Judicial Deposits			555,297	555,297
Other	61,093	53	662,078	723,224
Permanent	138,550	120,422	15,954,413	16,213,385
Total	**986,219**	**1,898,256**	**23,234,335**	**26,118,810**
Current Liabilities	**1,864,864**	**225,740**	**1,774,506**	**3,865,110**
Loans, Financing and Debentures	1,070,318	103,867	251,043	1,425,228
Suppliers	684,960	109,235	373,204	1,167,399
Deferred Income Tax/Social Contribution			133,695	133,695
Taxes payable	97,765	8,681	272,140	378,586
Other	11,821	3,957	744,424	760,202
Non-current Liabilities	**5,545,772**	**97**	**7,693,584**	**13,239,453**
Loans, Financing and Debentures	5,545,772		2,078,041	7,623,813
Contingent Liabilities- Net of Deposits		55	3,044,515	3,044,570
Deferred Income Tax/Social Contribution			2,110,321	2,110,321
Other		42	460,707	460,749
Shareholders' Equity	**(4,954)**		**9,019,201**	**9,014,247**
Total	**7,405,682**	**225,837**	**18,487,291**	**26,118,810**

IV - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterpart is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business industrial segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies' funds are invested in Brazilian government securities, there is exposure to the credit risk with the government.

V - Fair value

The market values were calculated according to the conditions in the local and foreign markets as of September 30, 2007, for financial transactions with identical features, such as volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Company's Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

16. SURETIES AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,337 million, for guarantees provided:

In millions

Companies	Currency	9/30/2007	6/30/2007	Maturity	Conditions
CFN	R$	18.0	18.0	9/24/2008	BNDES loan guarantees
CFN	R$	27.3	27.3	4/4/2008	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	2/21/2008	BNDES loan guarantees
CFN	R$	19.2	19.2	4/28/2008	BNDES loan guarantees
CFN	R$	50.0	50.0	11/29/2007	BNDES loan guarantees
CFN	R$	13.0	13.0	11/15/2015	BNDES loan guarantees
CFN	R$	20.0	20.0	11/15/2020	BNDES loan guarantees
CFN	R$	5.0	5.0	5/26/2008	BNDES loan guarantees
CSN Cimentos	R$	29.0	29.0	Indeterminate	BNDES loan guarantees
CSN Cimentos	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
CSN Energia	R$	1.0		Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	2.8	2.8	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	6.1	6.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.1	0.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
Prada	R$	0.3	0.3	1/3/2012	Collateral signature in guarantee contract for purchase and sale of electricity
Prada	R$	5.7		8/28/2008	Collateral signature in guarantee contract for property rental
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN for issuance of Export Credit Note
Total in R$		**257.4**	**250.7**		
CSN Islands VII	US$	275.0	275.0	09/12/2008	Guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issuance
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issuance
CSN Steel	US$	100.0	100.0	12/22/2011	Guarantee by CSN in issue of Import Note
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in issue of Promissory Notes
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee for equipment financing
Sepetiba Tecon	US$	16.7	16.7	9/15/2012	Personal guarantee for equipment acquisition and terminal implementation
CSN Cimentos	US$	15.5	15.5	4/19/2008	Guarantee by CSN for issuance of Stand-by Letter of Credit for the equipment acquisition
CSN LLC	US$		11.6	9/25/2007	Guarantee by CSN for issuance of Stand-by Letter of Credit for the steel coils acquisition
Nacional Minérios	US$	20.0		7/22/2008	Guarantee by CSN for issuance of bank guarantee for the acquisition of Cia de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	30.0		9/19/2008	Guarantee by CSN for issuance of bank guarantee for the acquisition of Cia de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0		8/6/2008	Guarantee by CSN for issuance of bank guarantee for the acquisition of Cia de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0		7/19/2010	Guarantee by CSN for issuance of bank guarantee for the acquisition of Cia de Fomento Mineral e Participações - CFM
Total in US$		**2,218.6**	**2,140.2**		

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and judicial proceedings involving actions claims and complaints of a number of issues. Details of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown below:

	9/30/2007			6/30/2007		
	Judicial Deposits	Contingent Liabilities	Net Contingencies	Judicial Deposits	Contingent Liabilities	Net Contingencies
Short-term						
Contingencies:						
Labor	(35,699)	75,471	39,772	(29,763)	58,856	29,093
Civil	(15,336)	15,793	457	(13,536)	15,213	1,677
Parent Company	(51,035)	91,264	40,229	(43,299)	74,069	30,770
Consolidated	(54,370)	100,074	45,704	(50,684)	84,698	34,014
Long-term						
Contingencies:						
Environmental	(203)	51,716	51,513	(141)	51,766	51,625
Tax		49	49		232	232
	(203)	51,765	51,562	(141)	51,998	51,857
Legal liabilities questioned in court:						
Tax						
IPI premium credit	(786,808)	1,555,925	769,117	(691,499)	1,520,046	828,547
IPI presumed credit		1,120,030	1,120,030		984,591	984,591
CSL credit over exports		889,000	889,000		854,702	854,702
SAT	(30,570)	109,923	79,353	(29,148)	105,274	76,126
Education Allowance	(33,121)	33,121		(33,121)	33,121	
CIDE	(25,114)	25,114		(24,749)	24,749	
Income tax / "Plano Verão"	(20,892)	20,892		(20,892)	20,892	
Other liabilities	(6,895)	63,662	56,767		54,996	54,996
	(903,400)	3,817,667	2,914,267	(799,409)	3,598,371	2,798,962
Parent Company	(903,603)	3,869,432	2,965,829	(799,550)	3,650,369	2,850,819
Consolidated	(927,111)	3,971,681	3,044,570	(822,348)	3,742,118	2,919,770
Total short term + long term – Parent Company	**(954,638)**	**3,960,696**	**3,006,058**	**(842,849)**	**3,724,438**	**2,881,589**
Total short term + long term – Consolidated	**(981,481)**	**4,071,755**	**3,090,274**	**(873,032)**	**3,826,816**	**2,953,784**

The provisions for contingencies estimated by the Company's Management were substantially based on the opinion of tax and legal advisors. These provision are only recorded for lawsuits classified as probable losses. Additionally, the provisions include tax liabilities arising from actions taken on the Company's initiative, which are maintained and include Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.5 billion, of which R$3.7 billion corresponds to tax lawsuits, R$0.1 billion which corresponds to civil lawsuits and R$0.7 billion which corresponds to labor and pension lawsuits. According to the Company's legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with accounting rules followed in Brazil.

FEDERAL PUBLIC SERVICE		
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		
QUARTERLY INFORMATION	**September 30, 2007**	**Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		**Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

a) Labor Actions:

Until September 30, 2007, CSN was defendant in 8,763 labor grievances (9,036 claims at June 30, 2007), or which a provision in the amount of R$75,471 (R$58,856 at June 30, 2007). Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to government's economic plans.

b) Civil Actions:

These proceedings, in general, arise from occupational accidents and diseases related to the Company's industrial activities. A provision in the amount of R$ 15,793 was recorded for these claims as of September 30, 2007 (R$15,213 as of June 30, 2007).

c) Environmental Actions:

The Company records a provision of R$51,716 (R$51,766 at June 30, 2007) for expenses related to environmental recovery expenditures, of plants located in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Proceedings:

▪ Income and Social Contribution Taxes

(i) The Company claims the recognition of the financial and tax effects on the calculation of the income and social contribution taxes on net income, related to the write down of inflation of 51.87% in the Consumer Price Index (IPC), that occurred in January and February 1989, by a percentage of 51.87% ("Plano Verão").

In 2004, the proceeding was concluded and a final and unappealable decision was issued, granting to CSN the right to apply the index of 42.72% (January1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

At September 30, 2007, the Company recorded R$330,245 (R$329,162 at June 30, 2007) as a judicial deposit and a provision of R$20,892 (R$20,892 at June 30, 2007), which represents the portion not recognized by the courts.

(ii) The company filed an action questioning the levying of Social Contribution on Income on export revenues, based on Constitutional Amendment no 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. Special and Extraordinary Appeals were filed at the Supreme Court of Justice (STJ) and Regional Federal Court, respectively, which have not been judged yet. An initial decision by the Federal Supreme Court (STF) was obtained suspending the effects of the decision by the Regional Federal Court. At September 30, 2007, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$889,000 (R$854,702 at June 30, 2007), plus Selic interest rate.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION September 30, 2007 **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

▪ CIDE – Contribution for intervention in the Economic Domain

CSN is challenging the legal validity of Law 10,168/00, which established the payment of the contribution for intervention in the economic domain on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company made deposits in court and recorded the corresponding provision in the amount of R$25,114 at September 30, 2007 (R$24,749 at June 30, 2007), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court (TRF).

▪ Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, the Company attempted to pay the amount due, but FNDE and INSS did not reach an agreement as to which agency the amounts should be paid. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. As of September 30, 2007, the Company recorded provision and judicial deposit in the amount of R$33,121 (R$33,121 at June 30, 2007).

▪ SAT - Workers' Compensation Insurance

The Company understands that it should pay the Workers' Compensation Insurance – SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount recorded in a provision as of September 30, 2007 totals R$109,923 (R$105,274 at June 30, 2007), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court.

▪ IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, since only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation and obtained lower court favorable decision in Brazilian court, in August 2003, authorizing the utilization of said credits. The national treasury appealed against such decision and obtained a favorable decision, and the Company then filed Special and Extraordinary Appeals against this decision at

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE		
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		**Accounting Practices**
QUARTERLY INFORMATION	**September 30, 2007**	**Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of said courts.

Between September 2006 and March 2007, the treasury filed 5 tax deficiency notices and 2 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.2 billion referring to the payment of taxes which were offset by IPI premium credits. In view of these executions, the distribution of dividends and the payment of interest on own capital resolved on April 30, 2007 was suspended and the amount allocated for such purpose was blocked by court decision.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, the equivalent in shares will be released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, the Company's current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends were paid to shareholders as from September 4, 2007. On September 30, 2007, the Company maintains judicial deposits in the amount of R$786,808, of which R$56,609 refer to two installments of the deposits to be held up to December 2007, as mentioned above.

In mid 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to review by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following their progress.

The Company's Management and external legal advisors assess the total loss of this cause as possible, and, thus, it does not require a provision, in conformity with the law in force and with the accounting rules adopted in Brazil. However, only the original amount referring to the credits that have been already offset, adjusted by the Selic rate, in the amount of R$1,555,925 (R$1,520,046 at June 30, 2007) was maintained recorded as Company liability, as it refers to a contingent credit. The difference between the total amount and the amount recorded as provision is part of the R$4.5 billion reported above as administrative and legal proceedings, considered as possible loss.

▪ Presumed IPI (Excise Tax) credit on inputs

The Company brought an action claiming the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003, the Company obtained a preliminary court decision authorizing it to offset those liabilities related to federal taxes with the aforementioned credits.

The provision for IPI presumed credits recorded by the Company represents liability related to the payment of taxes which were offset with aforementioned credit.

On August 27, 2007 the proceeding was decided against the Company. In view of such a decision, on September 26, 2007, the Company filed a request to pay the debt amounting to R$1,013,509 in installments. CSN is awaiting for the decision by the Federal Revenue Service. Another portion of this debt, in the amount of R$125,297, is already under Tax Execution by the Federal Justice of Volta Redonda – Rio de Janeiro. On September 30, 2007, the Company had an amount recorded as provision in the amount of R$1,120,030 (R$984,591 at June 30, 2007), net of the payment of the first installment and including legal charges.

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2007	Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

▪ Other

The Company also recorded provisions for a number of other lawsuits referring to FGTS Supplementary Law 110/01, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$63,711 at September 30, 2007 (R$55,228 at June 30, 2007), which includes legal charges.

18. SHAREHOLDERS' EQUITY

	Paid-in Capital	Reserves	Retained Earnings	Treasury Shares	Total Shareholders' equity
BALANCE AT 3/31/2007	**1,680,947**	**5,160,833**	**783,045**	**(743,430)**	**6,881,395**
Revaluation reserve of own assets		438,465			438,465
Realization of own assets revaluation reserve, net					
of income and social contribution taxes		(71,409)	71,409		
Revaluation reserve of assets of subsidiaries		239,007			239,007
Realization of revaluation reserve of assets of subsidiaries, net of income and social contribution taxes		(1,953)	1,953		
Proposed interest on shareholders` equity (R$ 0.16668 per share)			(42,753)		(42,753)
Net income for the quarter			976,427		976,427
BALANCE AT 6/30/2007	**1,680,947**	**5,764,943**	**1,790,081**	**(743,430)**	**8,492,541**
Realization of own assets revaluation reserve , net					
of income and social contribution taxes		(77,006)	77,006		
Realization of revaluation reserve of assets of subsidiaries, net of income and social contribution taxes		(2,991)	2,991		
Proposed interest on shareholders` equity (R$ 0.23461 per share)			(60,176)		(60,176)
Net income for the quarter			704,958		704,958
BALANCE ON 9/30/2007	**1,680,947**	**5,684,946**	**2,514,860**	**(743,430)**	**9,137,323**

i. Paid-in capital

The Company's fully subscribed and paid-in capital of R$1,680,947 is divided into 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital

The Company's capital may be increased up to 400,000,000 shares, by issuing up to 127,932,054 new book-entry shares with no par value, by decision of the Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	**September 30, 2007**	**Accounting Practices** **Adopted in Brazil**	

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, in the terms of article 193 of Law 6,404/76, up to the limit of 20% of the capital stock. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv. Revaluation reserve

This reserve covers the revaluation of the Company's property, plant and equipment, which pursuant to CVM Deliberation 288, dated December 3,1998, aimed to adjust the amounts of the Company's property, plant and equipment to the market value, enabling the Financial Statements to present values of the assets value closer to their market or replacement value.

In compliance with the provisions of CVM Deliberation 273, of August 20, 1998, a provision was recorded for deferred social contribution and income tax liability on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, through the depreciation or write off of assets, net of income and social contribution taxes, is included for purposes of calculating the dividends.

v. Treasury shares

On May 25, 2005, the board of directors approved, for a period of 360 days, the purchase of 15,000,000 shares of the Company to be held in treasury for subsequent sale and/or cancellation. Additionally, on January 29, 2007, the Board of Directors authorized the purchase of other 923,628 Company shares to be also held in treasury and further disposal and/or cancellation. The second authorization would expire on January 25, 2008, however, as the Company repurchased the totality of the shares referring to such authorization still in the first quarter, on March 27, the Board of Directors authorized the closing of the program approved on January 29, 2007.

Number of shares purchased (in units)	Total value paid for shares	Unit cost of shares			Share Market value at 9/30/2007 (*)
		Minimum	Maximum	Average	
15,578,128	743,430	35.88	75.04	47.72	2,007,086

(*) Last quotation of shares on 9/30/07 at the unit value of R$128.84 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

**Accounting Practices
Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

vi. Shareholding structure

On September 30, 2007, the Company's shareholding structure was as follows:

	Number of Common Shares	Total % of shares	% excluding treasury shares
Vicunha Siderurgia S.A.	116,286,665	42.74%	45.34%
BNDESPAR	17,085,986	6.28%	6.66%
Caixa Beneficente dos Empregados da CSN - CBS	11,830,289	4.35%	4.61%
Sundry (ADR - NYSE)	54,450,475	20.01%	21.23%
Other shareholders (approximately 10 thousand)	56,836,403	20.89%	22.16%
	256,489,818	**94.27%**	**100.00%**
Treasury shares	15,578,128	5.73%	
Total shares	**272,067,946**	**100.00%**	

vii. Investment policy and payment of interest on shareholders` equity and dividends

On December 11, 2000, CSN`s Board of Directors decided to adopt a policy for the distribution, of profit which observing the provisions of Law 6,404/76, amended by Law 9,457/97 implies the distribution of all the Company's net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the company's good financial situation.

19. INTEREST ON SHAREHOLDERS`EQUITY

The calculation of interest on shareholders` equity ("JCP") is based on the variation of the Long-Term Interest Rates on shareholders' equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996 and the tax rules, the Company opted to record the proposed interest on shareholders` equity in the amount of R$134,919 as of September 30, 2007, corresponding to the remuneration of R$0.52602 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to tax effects, which recognized under income and social contribution taxes. The Company's Management will propose that the amount of interest on shareholders` equity be attributed to the mandatory minimum dividend.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

**Accounting Practices
Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

20. NET REVENUES AND COST OF GOODS SOLD

						Consolidated
		9/30/2007				9/30/2006
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	2,596	4,955,073	(2,244,122)	2,086	3,799,397	(2,455,303)
Foreign market	1,370	2,175,337	(1,728,873)	1,105	1,750,970	(1,471,633)
	3,966	7,130,410	(3,972,995)	3,191	5,550,367	(3,926,936)
Mining products						
Domestic market	4,172	208,096	(59,374)	2,668	126,412	(59,077)
Foreign market	3,179	261,212	(197,460)			
	7,351	469,308	(256,834)	2,668	126,412	(59,077)
Other sales						
Domestic market		757,630	(613,644)		743,870	(385,809)
Foreign market		70,700	(9,923)		43,408	(6,666)
		828,330	(623,567)		787,278	(392,475)
		8,428,048	**(4,853,396)**		**6,464,057**	**(4,378,488)**

						Parent Company
		9/30/2007				9/30/2006
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	2,650	4,746,717	(2,403,961)	2,118	3,601,200	(2,409,283)
Foreign market	938	1,234,729	(979,493)	858	1,105,848	(936,714)
	3,588	5,981,446	(3,383,454)	2,976	4,707,048	(3,345,997)
Mining products						
Domestic market	3,848	192,189	(51,390)	2,668	126,412	(49,955)
Foreign market	439	34,982	(8,767)			
	4,287	227,171	(60,157)	2,668	126,412	(49,955)
Other sales						
Domestic market		188,023	(108,979)		152,585	(113,870)
Foreign market		13,044	(18,690)		9,484	(6,666)
		201,067	(127,669)		162,069	(120,536)
		6,409,684	**(3,571,280)**		**4,995,529**	**(3,516,488)**

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

21. FINANCIAL RESULT AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Financial expenses:				
Loans and financing - foreign currency	(409,624)	(479,193)	(20,021)	(27,161)
Loans and financing - domestic currency	(157,765)	(180,521)	(133,850)	(161,531)
Related parties			(286,309)	(326,580)
PIS/COFINS (taxes on revenue) on other revenues	316,420	(106,160)	316,420	(106,160)
Interest, fines and interest on tax in arrears	(393,721)	(142,303)	(385,291)	(135,959)
Other financial expenses	(93,057)	(76,404)	(63,480)	34,488
	(737,747)	(984,581)	(572,531)	(722,903)
Financial income:				
Related parties			(253,198)	10,886
Income on financial investments, net of provision for losses	150,741	151,454	8,946	45,894
Income on derivatives	338,780	(192,350)	(142,148)	(495,550)
Other income	97,006	44,884	79,079	24,983
	586,527	3,988	(307,321)	(413,787)
Net financial result	(151,220)	(980,593)	(879,852)	(1,136,690)
Monetary variations:				
- Assets	1,697	2,519	1,843	826
- Liabilities	(22,287)	(42,379)	(19,688)	(33,945)
	(20,590)	(39,860)	(17,845)	(33,119)
Exchange variations:				
- Assets	(228,262)	(264,927)	(141,761)	(125,528)
- Liabilities	901,308	640,614	1,149,828	702,049
	673,046	375,687	1,008,067	576,521
Net monetary and exchange variations	652,456	335,827	990,222	543,402

22. OTHER OPERATING EXPENSES / INCOME

	Consolidated		Parent Company	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Other Operating Expenses	**(349,691)**	**(256,453)**	**(156,914)**	**(213,675)**
Provision for Actuarial Liabilities	3,000	(84,546)	3,000	(84,546)
Provision for Contingencies	(49,807)	(68,638)	(47,168)	(41,880)
Contractual Fines	(6,789)	(19,852)	(10,122)	(29,600)
Equipment Stoppage	(9,448)	(26,433)	(9,295)	(26,438)
Other	(286,647)	(56,984)	(93,329)	(31,211)
Other Operating Income	**263,221**	**980,469**	**13,910**	**943,623**
Difference in the Settlement of Losses		922,929		922,929
Indemnifications	4,991	6,182	4,096	5,893
Other	258,230	51,358	9,814	14,801
OTHER OPERATING EXPENSES / INCOME	**(86,470)**	**724,016**	**(143,004)**	**729,948**

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel company Corus Group PLC and its 603 cents a pound was beaten by the offer of the Indian Tata Steel's offer which was of 608 cents a pound.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Due to unfavorable outcome and clauses of the intent agreement for the purchase of shares of that company, signed between CSN and Corus Group PLC -, CSN recorded in the balance sheet of the first quarter of this year the accounting effects of this operation, such as: (i) consolidated expenses incurred in the project in the approximate amount of R$113,000; and (ii) consolidated revenue related to the inducement fee[a] in the amount of approximately R$235,000. These amounts are included under "Other expenses" and "Other revenues", respectively.

(a) Inducement Fee (also know as break up fee) – Fee determined by the legislation of the United Kingdom, where, by force of contract, the defeated party can be reimbursed for the expenses incurred in the participation in a bidding process. This fee can be up to 1% of the value offered by the company that had its offer surpassed. In this case, the agreement between CSN and Corus Group foresaw for a maximum percentage of 1% on the offer.

23. CONSOLIDATED NON OPERATING EXPENSES AND INCOME

At September 30, 2007, the consolidated non-operating income of the Company amounted to R$172,573 (expense of R$1,416 at September 30, 2006). The result includes R$182,074, referring to the gain on sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of the shares of the Corus Group PLC's shares, which were sold in the first quarter of this year.

24. LOSS BLAST-FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first semiannual period of that year. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

The amount of losses subject to indemnification shown by regulating bodies up to the closing date of this quarter was US$445 million or R$951 million, translated by the exchange rate as of December 31, 2006. Based on the insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted an advance of US$275 million (equivalent to R$588 million), of which R$73 million was received in the third quarter of the year. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of regulation process.

On September 30, 2007, the Company maintains balance receivable from losses claimed in the amount of R$335,506 (R$408,421 at June 30, 2007) and it does not identify any risk in such credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

Following the end of the period up to the closing date of this report, the Company received another R$66,332 in advance from losses claimed and the current balance receivable amounts to R$269,174.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

**Accounting Practices
Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

25. INFORMATION PER BUSINESS SEGMENT

(i) Consolidated balance sheet per Segment

9/30/2007

	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total
Current assets	**13,052,561**	**177,984**	**542,357**	**(5,724,719)**	**8,048,183**
Marketable securities	4,131,399	419	261,593	(1,214,419)	3,178,992
Accounts receivable	1,851,036	66,552	64,855	(1,071,716)	910,727
Other	7,070,126	111,013	215,909	(3,438,584)	3,958,464
Non-current assets	**33,737,767**	**3,452,334**	**1,824,513**	**(20,943,987)**	**18,070,627**
Long-Term Assets	10,509,433	26,507	311,404	(8,990,102)	1,857,242
Investments, Property, Plant and Equipment and Deferred Charges	23,228,334	3,425,827	1,513,109	(11,953,885)	16,213,385
Total assets	**46,790,328**	**3,630,318**	**2,366,870**	**(26,668,706)**	**26,118,810**
Current liabilities	**7,566,667**	**222,948**	**459,852**	**(4,384,357)**	**3,865,110**
Loans, Financings and Debentures	3,432,396	40,419	171,148	(2,218,735)	1,425,228
Accounts payable to Suppliers	2,131,505	39,203	58,628	(1,061,937)	1,167,399
Other	2,002,766	143,326	230,076	(1,103,685)	1,272,483
Non-current liabilities	**19,938,769**	**1,584,263**	**914,234**	**(9,197,813)**	**13,239,453**
Loans, Financings and Debentures	14,620,450	257,446	554,508	(7,808,591)	7,623,813
Net contingencies – judicial deposits	2,976,556	863	67,151		3,044,570
Other	2,341,763	1,325,954	292,575	(1,389,222)	2,571,070
Shareholders' Equity	**19,242,395**	**1,865,604**	**992,784**	**(13,086,536)**	**9,014,247**
Total Liabilities and Shareholders' Equity	**46,747,831**	**3,672,815**	**2,366,870**	**(26,668,706)**	**26,118,810**

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii) Consolidated statement of income per Segment

					9/30/2007
	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total
Net revenues from sales	9,919,586	564,908	796,958	(2,853,404)	8,428,048
Cost of goods sold and services rendered	(6,818,467)	(372,558)	(450,988)	2,788,617	(4,853,396)
Gross profit	**3,101,119**	**192,350**	**345,970**	**(64,787)**	**3,574,652**
Operating Revenues and Expenses					
Selling expenses	(471,723)	(20,268)	(10,038)	33,847	(468,182)
Administrative expenses	(258,225)	(4,078)	(49,952)		(312,255)
Other operating income (expenses)	(64,547)	(306)	(21,617)		(86,470)
	(794,495)	**(24,652)**	**(81,607)**	**33,847**	**(866,907)**
Net financial income	(316,151)	(7,273)	(36,590)	208,794	(151,220)
Foreign exchange and monetary variation, net	913,388	(2,523)	4,083	(262,492)	652,456
Equity in the earnings of subsidiaries (goodwill)	2,207,951	10,190	146	(2,300,868)	(82,581)
Operating income	**5,111,812**	**168,092**	**232,002**	**(2,385,506)**	**3,126,400**
Non-operating income	174,854	11	(3,957)	1,665	172,573
Income before income tax and					
social contribution	**5,286,666**	**168,103**	**228,045**	**(2,383,841)**	**3,298,973**
Income and social contribution taxes	(804,045)	(13,057)	(77,913)	10,294	(884,721)
Net income for the period	**4,482,621**	**155,046**	**150,132**	**(2,373,547)**	**2,414,252**

(iii) Other consolidated information per Segment

				9/30/2007
	Steel	Mining	Logistics, Energy and Cement	Total
Depreciation, Amortization and Depletion	646,941	81,596	81,468	810,005
Provision for Contingencies less Judicial Deposits	3,022,259	863	67,152	3,090,274
Tax	2,923,923	800	17,238	2,941,961
Labor	45,892	63	39,076	85,031
Civil	876		10,482	11,358
Other	51,568		354	51,922

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

26. STATEMENT OF ADDED VALUE

	Consolidated		Parent Company	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Revenues				
Sales of products and services (except for refunds and discounts)	10,355,510	7,967,037	8,016,640	6,227,927
Allowance for doubtful accounts	(2,069)	(19,750)	(2,502)	(20,247)
Non-operating income	172,563	1,416	(5,138)	1,227
	10,526,004	**7,948,703**	**8,009,000**	**6,208,907**
Input purchased from third parties				
Raw material consumed	(2,754,360)	(2,537,717)	(1,542,212)	(1,858,260)
Cost of goods and services sold (except for depreciation)	(821,705)	(793,950)	(1,069,288)	(764,717)
Materials, power, third-party services and others	(660,621)	(635,230)	(444,992)	(463,251)
Recovery on asset value		922,929		922,929
	(4,236,686)	**(3,043,968)**	**(3,056,492)**	**(2,163,299)**
Gross added value	**6,289,318**	**4,904,735**	**4,952,508**	**4,045,608**
Retentions				
Depreciation, amortization and depletion	(810,005)	(722,716)	(670,267)	(604,991)
Net added value produced	**5,479,313**	**4,182,019**	**4,282,241**	**3,440,617**
Added value received (transferred)				
Equity in the earnings of subsidiaries	(82,581)	(63,564)	826,124	143,538
Financial income/Exchange variations (gains)	359,961	(258,420)	(447,239)	(538,487)
	277,380	**(321,984)**	**378,885**	**(394,949)**
Added value to be distributed	**5,756,693**	**3,860,035**	**4,661,126**	**3,045,668**
DISTRIBUTION OF THE ADDED VALUE				
Payroll and related charges	595,213	439,599	368,266	351,680
Taxes, fees and contributions	2,635,379	2,066,948	2,148,685	1,686,495
Interest and exchange variation	111,849	269,378	(290,699)	(69,463)
Interest on shareholders' equity and dividends	134,919	880,160	134,919	880,160
Retained earnings in the year	2,258,707	211,104	2,299,955	196,796
Unrealized profit in the year	20,626	(7,154)		
	5,756,693	**3,860,035**	**4,661,126**	**3,045,668**

27. EMPLOYEES' PENSION FUND

(i) Administration of the Private Pension Plan

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2007	**Accounting Practices Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (time service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant's last 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan began, and it is in process of extinction.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired employees. It is also life-long basis. Like the 35% Average Salary Plan, there is sickness assistance, death grant and pension coverage. Thirteen contributions and payment of benefits are paid per year. This plan became inactive on December 26, 1995, since the combined supplementary benefits plan was implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the accumulated total sponsors and participants contributions (thirteen per year). Upon the participant's retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

At September 30, 2007 and June 30, 2007, the plans are composed as follows:

	35% of Average Salary Plan		Supplementation of Average Salary Plan		Combined Supplementary Benefit Plan		Total members	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Members								
In service	14	16	37	37	9,953	9,704	10,004	9,757
Retired	5,162	5,277	4,856	4,885	531	514	10,549	10,676
	5,176	**5,293**	**4,893**	**4,922**	**10,484**	**10,218**	**20,553**	**20,433**
Related beneficiaries:	**4,051**	**4,101**	**1,342**	**1,320**	**77**	**76**	**5,470**	**5,497**
Retired								5,243
Total participants (members/ beneficiaries)	**9,227**	**9,394**	**6,235**	**6,242**	**10,561**	**10,294**	**26,023**	**25,930**

(iii) Payment of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE		
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		**Accounting Practices**
QUARTERLY INFORMATION	**September 30, 2007**	**Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

reserves to amortize the sponsors' responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments in advance in the event of a need for cash in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371/00, approving the NPC 26 of IBRACON – "Accounting of the Employee's benefits" which established new accounting practices for the calculation and disclosure, the Company's Management and its external actuaries calculated the effects arising from this practice, and has kept records in conformity with the report dated January 10, 2007.

Recognition of Actuarial Liability

The Company's Management decided to recognize the adjustments to actuarial liabilities in the results for the period of five years as from January 1, 2002, and, on December 31, 2006, the Company had recorded the total existing actuarial liability and as from January 1, 2007, there remained only the recognition of eventual gains and/or losses which will be calculated at the end of each year, when we will have the annual assessment of actuarial liabilities from the new reports issued by independent actuaries.

The current balance of the actuarial liability amounts to R$246,530 (R$260,158 up to June 30, 2007), calculated according to the report issued on January 10, 2007.

With respect to the recognition of the actuarial liability, the amortizing contribution related to the portion of the participants in the settlement of the insufficiency of the reserve was deducted from the present value of total actuarial obligations of the respective plans. A number of participants are disputing this amortizing contribution in court, but the Company, based on the opinion of its legal and actuarial advisers understands that this amortizing contribution was duly approved by the "Department of Supplementary Pensions" – SPC and therefore, is legally due by the participants.

In addition, in the case of the Combined Defined Contribution Supplementary Benefit Plan, of defined contribution, which presents net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants' contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used to reduce the sponsor's contribution. Accordingly, the sponsor opted to recognize 50% of this asset, in the amount of R$7,983 in 2007 (R$17,204 in 2006).

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Main actuarial assumptions adopted in the calculation of actuarial liabilities

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6.0% actual and 5% inflation)
Expected yield rate on assets of the plan	35% of Average Salary Plan: 15.02% p.a. Supplementation Average Salary Plan: 14.95% p.a. Combined Supplementary Benefit Plan: 17.5% p.a.
Estimated salary increase index	INPC + 1% (6.05%)
Estimated index for increase in benefits	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	AT83 separated by gender
Biometric table for disability	Mercer Disability with probabilities multiplied by 2
Biometric table for disability mortality	Winklevoss
Expected turnover rate	Fixed 2% p.a.
Probability of starting retirement	35% Average Salary Plan and Supplementary Average Salary Plan: 100% on the first eligibility to a full benefit by the Plan; Combined Supplementary Benefit Plan: 55 years of age, 10 years of service and 5 years of Plan.

CSN does not have other post-employment benefit plans.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
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September 30, 2007

Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:
"COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER"

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices
Adopted in Brazil

1.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	26,118,810	25,875,196
1.01	Current Assets	8,048,183	8,666,002
1.01.01	Cash and Cash Equivalents	144,995	446,567
1.01.02	Receivable	1,792,636	2,097,270
1.01.02.01	Accounts Receivable	910,727	1,152,571
1.01.02.01.01	Domestic Market	760,064	793,721
1.01.02.01.02	Foreign Market	261,069	468,709
1.01.02.01.03	Allowance for Doubtful Accounts	(110,406)	(109,859)
1.01.02.02	Sundry Credits	881,909	944,699
1.01.02.02.01	Employees	4,939	5,039
1.01.02.02.02	Suppliers	172,849	151,914
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	14,372	19,226
1.01.02.02.04	Deferred Income Tax	272,258	323,336
1.01.02.02.05	Deferred Social Contribution	96,445	114,877
1.01.02.02.06	Other Taxes	262,172	274,936
1.01.02.02.07	Other Receivable	58,874	55,371
1.01.03	Inventories	2,521,019	2,541,889
1.01.04	Other	3,589,533	3,580,276
1.01.04.01	Marketable Securities	3,178,992	2,727,109
1.01.04.02	Prepaid Expenses	75,035	80,697
1.01.04.03	Insurance Claimed	335,506	408,421
1.01.04.04	Restricted Amounts	0	364,049
1.02	Non-Current Assets	18,070,627	17,209,194
1.02.01	Long-Term Assets	1,857,242	1,912,624
1.02.01.01	Sundry Receivable	940,117	1,001,199
1.02.01.01.01	Loans – Eletrobrás	26,557	26,784
1.02.01.01.02	Securities Receivable	240,965	243,560
1.02.01.01.03	Deferred Income Tax	354,109	409,905
1.02.01.01.04	Deferred Social Contribution	116,550	137,140
1.02.01.01.05	Other Taxes	201,936	183,810
1.02.01.02	Receivable from Related Parties	0	0
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	917,125	911,425
1.02.01.03.01	Judicial Deposits	555,297	553,405
1.02.01.03.02	Securities	108,062	108,935
1.02.01.03.03	Prepaid Expenses	133,618	81,529
1.02.01.03.04	Other	120,148	167,556
1.02.02	Permanent Assets	16,213,385	15,296,570
1.02.02.01	Investments	983,995	220,575

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices Adopted in Brazil

1.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 9/30/2007	4- 6/30/2007
1.02.02.01.01	In Associated/ Related Companies	0	0
1.02.02.01.02	In Associated/ Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	982,483	218,490
1.02.02.01.05	Other Investments	1,512	2,085
1.02.02.02	Property, Plant and Equipment	14,996,627	14,847,034
1.02.02.02.01	In Operation, Net	13,084,300	13,244,276
1.02.02.02.02	In Construction	1,437,116	1,138,738
1.02.02.02.03	Land	475,211	464,020
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	232,763	228,961

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
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September 30, 2007

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2	Total Liabilities	26,118,810	25,875,196
2.01	Current Liabilities	3,865,110	3,994,960
2.01.01	Loans and Financing	1,284,634	611,847
2.01.02	Debentures	140,594	98,584
2.01.03	Accounts Payable to Suppliers	1,167,399	1,235,209
2.01.04	Taxes Contributions	697,295	952,312
2.01.04.01	Salaries and Social Contributions	185,014	172,905
2.01.04.02	Taxes Payable	378,586	647,721
2.01.04.03	Deferred Income Tax	98,305	96,828
2.01.04.04	Deferred Social Contribution	35,390	34,858
2.01.05	Dividends Payable	135,809	738,576
2.01.06	Provisions	45,704	34,014
2.01.06.01	Contingencies	100,074	84,698
2.01.06.02	Judicial Deposits	(54,370)	(50,684)
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	393,675	324,418
2.02	Non-Current Liabilities	13,239,453	13,504,987
2.02.01	Long-Term Liabilities	13,234,368	13,499,833
2.02.01.01	Loans and Financing	6,669,535	7,048,620
2.02.01.02	Debentures	954,278	995,935
2.02.01.03	Provisions	5,154,890	5,053,295
2.02.01.03.01	Contingencies	3,971,681	3,742,118
2.02.01.03.02	Judicial Deposits	(927,111)	(822,348)
2.02.01.03.03	Deferred Income Tax	1,551,751	1,568,811
2.02.01.03.04	Deferred Social Contribution	558,569	564,714
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	455,665	401,983
2.02.01.06.01	Provision for Pension Fund	195,898	210,114
2.02.01.06.02	Other	259,767	191,869
2.02.02	Deferred Income	5,085	5,154
2.03	Minority Interests	0	0
2.04	Shareholders' Equity	9,014,247	8,375,249
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,671,115	4,751,113
2.04.03.01	Own Assets	4,436,699	4,513,706
2.04.03.02	Subsidiaries/ Associated and Related Companies	234,416	237,407
2.04.04	Profit Reserves	147,293	153,078
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special For Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	(188,896)	(183,111)
2.04.04.07.01	Investments	677,611	677,611
2.04.04.07.02	Treasury Shares	(743,430)	(743,430)
2.04.04.07.03	Unrealized Income	(123,077)	(117,292)
2.04.05	Retained Earnings/ Accumulated Losses	2,514,862	1,790,081
2.04.06	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 – **CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)**

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross Revenue from Sales and/or Services	3,789,099	10,554,645	3,211,791	8,033,774
3.02	Deductions from Gross Revenue	(820,499)	(2,126,597)	(618,883)	(1,569,717)
3.03	Net Revenue from Sales and/or Services	2,968,600	8,428,048	2,592,908	6,464,057
3.04	Cost of Goods and/or Services Sold	(1,698,047)	(4,853,396)	(1,679,998)	(4,378,488)
3.04.01	Depreciation and Amortization	(269,112)	(769,945)	(232,210)	(683,605)
3.04.02	Other	(1,428,935)	(4,083,451)	(1,447,788)	(3,694,883)
3.05	Gross Profit	1,270,553	3,574,652	912,910	2,085,569
3.06	Operating Income/Expenses	(298,710)	(448,252)	(531,970)	(616,379)
3.06.01	Selling	(146,860)	(468,182)	(145,282)	(351,781)
3.06.01.01	Depreciation and Amortization	(1,957)	(5,624)	(2,761)	(8,036)
3.06.01.02	Other	(144,903)	(462,558)	(142,521)	(343,745)
3.06.02	General and Administrative	(99,021)	(312,255)	(100,853)	(280,284)
3.06.02.01	Depreciation and Amortization	(11,046)	(34,436)	(10,362)	(30,960)
3.06.02.02	Other	(87,975)	(277,819)	(90,491)	(249,324)
3.06.03	Financial	56,113	501,236	(436,994)	(644,766)
3.06.03.01	Financial Income	300,851	586,527	(24,282)	3,988
3.06.03.02	Financial Expenses	(244,738)	(85,291)	(412,712)	(648,754)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	188,136	652,456	(10,368)	335,827
3.06.03.02.02	Financial Expenses	(432,874)	(737,747)	(402,344)	(984,581)
3.06.04	Other Operating Income	11,317	263,221	277,460	980,469
3.06.05	Other Operating Expenses	(92,915)	(349,691)	(98,097)	(256,453)
3.06.06	Equity pick-up	(27,344)	(82,581)	(28,204)	(63,564)
3.07	Operating Income	971,843	3,126,400	380,940	1,469,190

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.08	Non-Operating Income	(7,796)	172,573	1,578	1,416
3.08.01	Income	6,750	844,097	7,501	26,659
3.08.02	Expenses	(14,546)	(671,524)	(5,923)	(25,243)
3.09	Income before Taxes/ Profit Sharing	964,047	3,298,973	382,518	1,470,606
3.10	Provision for Income and Social Contribution Taxes	(158,003)	(847,522)	(254,743)	(388,127)
3.11	Deferred Income Tax	(106,868)	(37,199)	206,468	1,646
3.11.01	Deferred Income Tax	(78,567)	(47,744)	145,464	(37,305)
3.11.02	Deferred Social Contribution	(28,301)	10,545	61,004	38,951
3.12	Statutory Profit Sharing /Contributions	0	0	(15)	(15)
3.12.01	Profit Sharing	0	0	(15)	(15)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	699,176	2,414,252	334,228	1,084,110
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	256,490	257,413	257,413
	EARNINGS PER SHARE (in reais)	2.72594	9.41266	1.29841	4.21156
	LOSS PER SHARE (in reais)				

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Production


CSN's crude steel production totaled 1.39 million tonnes in the 3Q07, 10% up year-on-year and 4% higher than the previous quarter.

Output of rolled steel from the Presidente Vargas plant came to 1.18 million tonnes in the third quarter, 10% less than in the 2Q07 and 13% down year-on-year. These reductions were chiefly due to rolling mill maintenance, which was carried out and concluded in August/07.

The following chart shows output per product in the 3Q07 compared to previous quarters.

Production (in thousand t)	3Q06	2Q07	3Q07	9M06	9M07	3Q07 x 3Q06 (Chg.%)	3Q07 x 2Q07 (Chg.%)
Crude Steel (P Vargas Mill)	1,259	1,338	1,390	2,192	4,049	10%	4%
Purchased Slabs from Third Parties	276	-	-	892	25	-	-
Total Crude Steel	**1,535**	**1,338**	**1,390**	**3,084**	**4,074**	**-9%**	**4%**
Rolled Products * (UPV)	1,359	1,305	1,180	2,925	3,656	-13%	-10%
Hot Coil Acquired from Third Parties	31	-	-	-	-	-	-
Total Rolled Products	**1,390**	**1,305**	**1,180**	**2,925**	**3,656**	**-15%**	**-10%**

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.



Rolled Products Output - Presidente Vargas Mill (thousand t)

* Includes shipment to CSN-PR

** Includes shipment to GSD and CSN-PR.


Production Costs (parent company)


In the third quarter, **CSN's total production cost was R$ 1.17 billion**, **R$ 221 million, or 16%, below the 3Q06 figure**, mainly due to the non-use of slabs and coils acquired from third parties in the 3Q07, which **reduced costs by R$275 million**. This more than offset the R$ 23 million upturn due to the maintenance of CSN's Presidente Vargas Steel Plant rolling mills in August/07; the R$ 16 million increase in labor costs due to the 5% wage increase and bonus award following the collective bargaining agreement in May/07; and the R$ 15 million rise in depreciation expenses due to the revaluation of the Company's assets in the 2Q07.

Between January and September, CSN's total production cost came to R$ 3.51 billion, very close to the R$ 3.48 billion incurred in the 9M06. The main period variations were as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION   Accounting Practices
QUARTERLY INFORMATION   June 30, 2007   Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- **Raw materials**:
  A total reduction of R$ 329 million, due to the decline in production costs thanks to the growing non-use of slabs and coils acquired from third parties throughout 2007 (positive contribution of R$ 800 million).
  On the other hand, the return to full production in the Presidente Vargas Steel Mill pushed up raw material consumption and, consequently, total costs, as detailed below:

  - Iron ore and pellets: increase of R$ 137 million;
  - Imported coal and acquired coke: growth of R$ 129 million;
  - Metals (aluminum, zinc and tin): rise of R$ 132 million;
  - Other raw materials: upturn of R$ 72 million.

- **Equipment Maintenance**: increase of approximately R$ 119 million;
- **Supplies, Utilities and Third-party Services**: growth of R$ 126 million;
- **Energy** (natural gas, electric power and fuel): upturn of R$ 30 million;
- **Labor**: rise of R$ 26 million, due to the 5% wage hike and bonus awarded by the collective bargaining agreement in May/07;
- **Depreciation**: increase of R$ 43 million due to the revaluation of the Company's assets in the 2Q07;
- **Other increases**: R$ 19 million.

In the particular case of slabs, production costs remained flat compared to 2Q07, around R$ 520/t.

Production Costs – Parent Company



64

(CONVENIENCE TRANSLATION INTO THE ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	**September 30, 2007**	**Accounting Practices** **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales

Domestic market sales volume totaled **967,000 tonnes** in the 3Q07, **6% up** on the previous quarter, reflecting the healthy commercial scenario triggered by Brazil's sound economy. In year-on-year terms, **sales moved up by an even bigger 22%.**

Due to the buoyant demand in Brazil, third-quarter export volume **fell by 25%** over the 2Q07 to 382,000 tonnes. In comparison with the 3Q06, the reduction came to 18%, due to the strategic necessity of keeping the domestic market supplied, thereby ensuring better margins.

Year-to-date sales moved up 24% over the 9M06.



Looking solely at the 3Q07, CSN's total sales (domestic + exports) stood at 1.35 million tonnes, 5% down on the 2Q07. In year-on-year terms, however, they climbed 7%, chiefly due to strong domestic demand for the Company's products.

Also in the third quarter, CSN recorded a 36% share of the domestic flat steel market (hot-rolled + cold-rolled + galvanized + tin mill products), 1% up on the 2Q07 and 3Q06 and its highest quarterly share in 2007. The automotive and distribution sectors deserves special highlight, as they grew by 1% and 4% respectively compared to 2Q07. The Company also strengthened its leading position in civil construction sector, in which CSN's galvanized products have more than 85% share, supported by sales of Galvalume and coated products.



The distribution sector led the consumption rankings in the 3Q07, absorbing 44% of the Company's sales, followed by the automotive, packaging, home appliance/OEM and construction industries, which recorded 16%, 14%, 13% and 13% of total sales, respectively.

This segmentation was practically in line with the 2Q07, except for the distribution segment, whose share increased by 1%.



00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Prices

The series of domestic price increases that began in June/07 was concluded in the third quarter, with **rolled products moving up by between 4% and 6%**. Due to the sales mix, however, net revenue in a per tonne basis only increased by 1% over the 2Q07, due to thriving demand from sectors making intensive use of non-coated products. In comparison with the 3Q06, hot-rolled and galvanized prices **climbed by 12% and 15**%, respectively.

Average export prices in Reais remained flat, even absorbing the period currency appreciation.

Mining

All estimated iron ore sales volume for 2008 and 2009 (CSN and NAMISA) is already sold.

✓ **PRODUCTION**

The Casa de Pedra mine produced 3.87 million tonnes in the 3Q07, 322,000 tonnes less than in the previous quarter. Year-to-date production totaled **11.71 million tonnes**.

Sinter feed accounted for 56% of output in the quarter. Lump ore and pellet feed accounted for 21% and 19%, respectively, and "hematitinha" a type of hematite for 4%.

Nacional Minérios **(NAMISA)**, through its subsidiary CFM, **recorded 3Q07 production of 1.27 million tonnes**.

Casa de Pedra Production (in thousand t)			
Product	2Q07	3Q07	9M07
Lump Ore	873	818	2,472
Sinter Feed	2,161	2,170	6,225
Pellet Feed	856	722	2,337
Hematitinha	297	156	680
Total	4,187	3,866	11,714

The Presidente Vargas Steel Mill absorbed **5.27 million tonnes** of Casa de Pedra's period output.

✓ **SALES**

Third-quarter **consolidated iron ore sales volume totaled 3.31 million tonnes, 59% up on the previous three months, basically due to increased sales by CSN and to NAMISA's increased share of sales, following the acquisition of CFM (Companhia de Fomento Mineral).** In the first nine months, **sales volume reached 6.54 million tonnes**. The domestic market absorbed 51% of this total, or **3.36 million tonnes**. Exports accounted for 49%, or 3.18 million tonnes of shipped iron ore.

✓ **INVENTORIES**

At the close of the 3Q07, consolidated iron ore inventories, including those of CFM, stood at **12.36 million tonnes.**

Consolidated Production Figures								(in million t)
	2008	2009	2010	2011	2012	2013	2014	2015
Production								
Casa de Pedra	17.0	30.0	40.0	55.0	65.0	65.0	65.0	65.0
NAMISA (incl. CFM)	6.5	7.5	8.5	9.0	9.0	9.0	9.0	9.0
Purchases from Third Parties (NAMISA)	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0
TOTAL PRODUCTION	30.5	44.5	55.5	71.0	81.0	81.0	81.0	81.0
Domestic Market								
Volta Redonda	8.3	8.3	8.3	8.5	8.5	8.5	8.5	8.5
Slab Mill I (4,5 mtpa)	0.0	0.0	0.0	0.0	4.2	7.2	7.2	7.2
Slab Mill II (4,5 mtpa)	0.0	0.0	0.0	1.0	7.2	7.2	7.2	7.2
Other (Domestic Market)	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3
TOTAL DOMESTIC MARKET	14.6	14.6	14.6	15.8	26.2	29.2	29.2	29.2
EXPORTS	23.2	31.2	42.0	55.0	58.0	53.0	53.0	53.0
PORT CAPACITY	25.2	35.0	47.0	60.0	70.0	70.0	70.0	70.0
TOTAL SALES (excl. CSN)	29.5	37.5	48.3	61.3	64.3	59.3	59.3	59.3
TOTAL SALES (incl. CSN)	37.8	45.8	56.6	70.8	84.2	82.2	82.2	82.2

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   September 30, 2007   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Net Revenue


Year-to-date net revenue totaled R$ 8.4 billion, 30% higher compared to the same period of 2006 a new record high.

Net revenue totaled almost **R$ 3 billion** In the 3Q07, **15%** up year-on-year due to the price and volume trends mentioned previously.
Revenue remained virtually flat over the 2Q07, given that the 3Q07 mix, which favored domestic sales, offset the strategic reduction in export volume.



Net Revenue (R$ MM)

Net Revenue	STEEL			MINING *			OTHER	TOTAL
	Domestic	Exports	Total	Domestic	Exports	Total		
Volume (thousand tonnes)	966	382	1,348	1,632	1,682	3,315	-	-
Net Revenue (R$ MM)	1,854	630	2,484	95	135	230	255	2,969

* Including only iron ore figures.


Other Operating Revenue and Expenses


Other operating revenue and expenses totaled **R$ 327 million** in the 3Q07, an increase of **R$ 260 million** over the R$ 67 million recorded in the 3Q06, chiefly due to **non-recurring revenue of R$ 253 million in the 3Q06** from provisions for lost earnings.

In comparison with the previous quarter, other operating revenues and expenses fell by **R$ 51 million, essentially due to the R$ 49 million reduction in SG&A expenses.**

Regarding the lost earnings provoked by the accident to installation adjacent to Blast Furnace #3 in January/06, in the 3Q07 CSN received **R$ 73 million in advances from insurers**. By the close of the quarter, the Company had received **R$ 588 million**, R$ 112 million of which in 2007 and the remainder in 2006.

The Company expects to receive a total of between US$ 600 million and US$ 650 million from the insurers, including the amount already advanced.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	**September 30, 2007**	**Accounting Practices** **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA

Year-to-date EBITDA of R$ 3.6 billion is a new historical high for the Company.

EBITDA totaled R$ 1.30 billion in the 3Q07, 43% up year-on-year and **R$ 24 million** more than in the 2Q07.

Year-to-date EBITDA came to **R$ 3.60 billion**, **66% higher** than in the 9M06.

The **consolidated EBITDA margin stood at 44% in the third quarter**, an improvement over the 43% recorded in the 2Q07. Between January and September, **the margin moved up nine percentage points** year-on-year.

The parent company's EBITDA margin reached a hefty **54%** in July/07.

EBITDA (R$ MM) and EBITDA Margin (%)



Financial Result and Indebtedness

The 3Q07 net financial result was a positive R$ 56 million, against a negative R$ 437 million in the 3Q06, representing an improvement of R$ 493 million.
The main factors contributing to this result were:

- Gains from treasury operations and short-term financial investments, totaling R$ 258 million;
- Monetary and exchange gains of R$ 188 million, basically due to the appreciation of the Real against the dollar in the 3Q07;
- Provisions for interest on loans and financing in the amount of R$ 177 million;
- The addition of R$ 139 million to provisions for presumed IPI tax credits on raw materials acquisitions, as part of the request to the Brazilian IRS for the tax debt to be divided into installments;
- Other provisions for interest on taxes and fiscal debts due totaling approximately R$ 80 million.

In quarter-over-quarter terms, the net financial result fell from a positive R$ 391 million to a positive R$ 56 million, **a reduction of R$ 335 million**, **chiefly due to the non-recurring reversal of R$ 328 million in provisions for PIS/COFINS taxes** related to a judicial dispute regarding the legality of the amplification of the taxable base (Law 9.718/99).
The net debt increased from R$ 5,472 million, at the end of the 2Q07, to **R$ 5,617 million on September 30, 2007**, due to the following factors:

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- Payment of R$ 685 million to CSN shareholders as the remaining balance of dividends and interest on equity relative to 2006, as approved by the AGM of April 30, 2007;
- The acquisition of CFM in July 2007, involving disbursements of R$ 656 million;
- Investments of R$ 415 million in the 3Q07;
- Payment of income and social contribution taxes totaling R$ 351 million.

However, these effects were partially offset by:

- EBITDA of R$ 1,307 million in the 3Q07;
- The release of R$ 364 million in judicial deposits for the payment of dividends in September/07;
- The reduction in the average cost of the debt, resulting in a decline of around R$ 260 million;
- The reception of a further R$ 73 million as advances from insurers relative to the Blast Furnace #3 claim.

The Net Debt/EBITDA ratio continued on its downward trajectory since the end of 2006, falling from 1.74x last 12-months EBITDA in December 2006 to 1.27x last 12-months EBITDA at the close of September 2007.



Indebtedness (in R$ MM) and Net Debt / EBITDA * Ratio (in times)

* EBITDA annualized and adjusted for the effects of earnings losses.

Non-operating Revenue / Expenses

The Company's 3Q07 non-operating result was a negative R$ 8 million, essentially due to divestments and assets write-offs.

Income Taxes

Consolidated third-quarter income and social contribution taxes totaled R$ 265 million, R$ 217 million up year-on-year, primarily due to the increase in taxable income, as explained in previous sections.

Net Income

CSN posted a 3Q07 net income of R$ 699 million, **R$ 365 million more** than in the same period last year. The main variations contributing to this improvement were as follows:
- An increase of R$ 358 million in gross profit, due to net revenue growth of R$ 376 million, coupled with the fact that COGS only moved up by R$ 18 million;
- The R$ 493 million improvement in the net financial result, primarily caused by the appreciation of the Real and gains from treasury operations.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

On the other hand, these substantial gains were partially offset by:

- The non-recurring 3Q06 booking of R$ 253 million in provisions for lost earnings under other operating revenue;

- A R$ 217 million increase in income and social contribution taxes, due to the Company's improved results.

Compared with the 2Q07 figure of R$ 952 million, net income fell by R$ 253 million due to the following factors:

- The already mentioned 2Q07 non-recurring reversal of R$328 million in provisions for PIS/COFINS taxes;

- Complementary R$ 139 million in the provision regarding presumed IPI tax credits on input acquisitions, as part of the request to the Federal Revenue Service to pay the debit in installments;

- Treasury operation gains of approximately R$ 132 million;

- The R$ 26 million reduction in gross profit ;

- A R$ 44 million reduction in distribution costs;

- The positive impact of R$ 64 million in income and social contribution taxes due to the better performance in the 2Q07.

Capex

CSN invested R$ 457 million in fixed and deferred assets in the 3Q07, giving a year-to-date total of **R$ 999 million**.

The parent company absorbed R$ 299 million of the third-quarter total, most of which went to the expansion of the Casa de Pedra mine, the Long Steel Plant on the Presidente Vargas site and scheduled equipment maintenance and repairs.

The Long Steel Plant marks the Company's debut in a new segment. The facility will have a production capacity of 500,000 tonnes p.a. of reinforcement bars and wire rods, mostly geared towards the domestic market, especially industry and construction.

The remaining investments went to the subsidiaries, particularly MRS Logística, CSN Cimentos, CFN and, for the first time, the **incorporation of the assets of Companhia de Fomento Mineral (CFM)**, which CSN acquired in July 2007 through its wholly-owned subsidiary, Nacional Minérios S.A(NAMISA).

CSN:

- ✓ Expansion of the Casa de Pedra mine: R$ 108 million;

- ✓ Maintenance and repairs: R$ 54 million;

- ✓ Long Steel Plant: R$ 21 million;

- ✓ Expansion of the port of Itaguaí: R$ 13 million.

Subsidiaries:

- ✓ MRS (transportation and logistics): R$ 56 million;

- ✓ CSN Cimentos: R$ 30 million;

- ✓ CFN: R$ 12 million;

- ✓ CFM: R$ 47 million.

The remainder went to smaller maintenance and technological projects designed to improve the operational efficiency of the Company and its subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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June 30, 2007

Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In addition, the Company booked goodwill from the acquisition of CFM in the amount of R$ 793 million in its investments line. The goodwill from CSN's investments is based on expectations of future profits and amortizations are scheduled to 5 years. At the close of September 2007, remaining goodwill totaled R$982 million.

The acquisition of CFM is worth up to US$ 440 million, US$ 100 million of which was paid upon the signature of the purchase agreement and a further US$ 250 million on August 1, 2007. The remaining US$ 90 million may be paid in four installments within two years upon fulfillment of certain conditions in the purchase agreement.

Working Capital

On September 30, 2007, working capital invested in the business totaled R$ 1.9 billion, 11% down on the June 30, 2007. The decrease was due to the **R$ 302 million** reduction in "cash and cash equivalents" and the **R$208 million** decline in "accounts receivable – exports" in comparison with the 2Q07. These impacts were partially offset by the **R$136 million** and **R$110 million**, respective decreases in "taxes payable" and "advances to clients".

The average 3Q07 supplier payment and inventory periods remained at around 65 days, while the average client payment period fell from **31 to 23 days.** The average term for inventories remained at around 140 days.

R$ MM

WORKING CAPITAL	2Q07	3Q07	Chg.(%)
Assets	**4,294**	**3,750**	**544**
Cash	**447**	**145**	**302**
Accounts Receivable	**1,153**	**911**	**242**
- Domestic Market	794	760	34
- Export Market	469	261	208
- Allowance for Debtful	(110)	(110)	0
Inventory	**2,542**	**2,521**	**21**
Advances to Suppliers	**152**	**173**	**(21)**
Liabilities	**2,166**	**1,864**	**302**
Suppliers	**1,235**	**1,167**	**68**
Salaries and Social Contribution	**173**	**185**	**(12)**
Taxes Payable	**648**	**512**	**136**
Advances from Clients	**110**	**0**	**110**
Working Capital	**2,128**	**1,886**	**242**

TURN OVER RATIO Average Periods	2Q07	3Q07	Chg.(%)
Receivables	**31**	**23**	**8**
Supplier Payment	**70**	**65**	**5**
Inventory Turnover	**145**	**140**	**5**

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	10.28
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173	
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	16.07
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727	
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	6.13
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675	
06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	7.50
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		421,366		421,366	
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32,777		32,777	
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.78
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284	
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.60
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796		37,796	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	6.82
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		4,240			4,240
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	1.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1			1
13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	99.99	7.40
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,995,753			9,995,753
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.09
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,804,435			1,804,435
16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	100.00	1.83
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		254,015			254,015
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PUBLICLY-TRADED SUBSIDIARY	45.78	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		54,451			54,451
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	6.42
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607			253,607

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	14.41
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,962			111,962
27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32			32
28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1			1
29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1			1
30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.07
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1			1
31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.49
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233			34,233
32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1			1

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION　　　　　　　　　　**September 30, 2007**　　　　　　　　**Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
33	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	99.97	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		29,997			29,997
34	PELOTIZAÇÃO NACIONAL	. . / -	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		1,000			0
35	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		5,009			10
36	MINAS PELOTIZAÇÃO	. . / -	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		1,000			0

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	04
2 –ORDER No.	3
3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2003/023
4 – REGISTRATION DATE AT CVM	12/19/2003
5 – ISSUED SERIES	2A
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/1/2003
9 – EXPIRATION DATE	12/1/2008
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION	IGPM + 10% p.a.
12 – PREMIUM/NEGATIVE GOODWILL	
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	250,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	25,000
16 – OUTSTANDING SECURITIES (UNIT)	25,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	12/1/2007

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05
2 – ORDER no.	4
3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2006/011
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION	103.6% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL	
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	2/1/2008

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

Amongst the major investments, we emphasize the expansion of the production capacity of the Casa de Pedra mine and Itaguaí port, where the Company invested the amount of R$363,629 and R$452,926, respectively, up to September 30, 2007.

For further information, see the Management Report.

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QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on September 30, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Cash flow from operating activities				
Net income for the period	2,414,252	1,084,110	2,434,874	1,076,956
Adjustments to reconcile the net income for the period with the resources from operating activities:				
- Net monetary and exchange variations	(907,871)	(505,832)	(940,251)	(572,198)
- Provision for loan and financing charges	567,419	659,714	440,179	515,272
- Depreciation, depletion and amortization	810,005	722,716	670,267	604,991
- Write-offs of property, plant and equipment	673,906	29,967	18,744	7,410
- Equity accounting and amortization of goodwill and negative goodwill	82,582	63,565	(826,124)	(146,292)
- Deferred income and social contribution taxes	37,200	(1,646)	95,234	44,603
- Provision for swaps	(513,112)	(19,083)	90,452	695
- Provision for actuarial liability	(40,409)	48,404	(40,409)	48,404
- Provision to receive BF#3 loss		(757,273)		(757,273)
- Provision for contingencies	35,779	(164,392)	40,235	(159,026)
- Other provisions	(232,193)	11,221	(242,690)	6,806
	2,927,558	1,171,471	1,740,511	670,348
(Increase) decrease in assets:				
- Accounts receivable	417,442	35,663	340,263	272,195
- Inventories	(100,881)	(513,396)	(216,834)	(158,875)
- Receivable from subsidiaries			(278,949)	61,324
- Recoverable taxes	(17,073)	(11,947)	97,425	(44,944)
- Other	209,529	1,358	137,127	(67,269)
	509,017	(488,322)	79,032	62,431
Increase (decrease) in liabilities				
- Accounts Payable to Suppliers	(400,931)	353,449	(462,666)	219,545
- Salaries and payroll charges	43,287	33,590	33,417	17,850
- Taxes	(19,109)	282,340	(49,351)	204,117
- Accounts payable - Subsidiaries			(98,323)	(82,694)
- Contingent Liabilities	420,401	666,963	396,508	619,621
- Charges paid on loans and financings	(589,878)	(612,582)	(452,932)	(441,449)
- Others	(101,768)	(299,648)	(733)	(15,153)
	(647,998)	424,112	(634,080)	521,837
Net cash provided by operating activities	2,788,577	1,107,261	1,185,463	1,254,616
Cash Flows from investing activities				
- Judicial Deposits	(849,503)	(14,302)	(843,721)	(14,360)
- Investments	(792,765)	(93,626)	(165,200)	(183,274)
- Property, plant and equipment	(965,740)	(1,103,056)	(604,096)	(719,668)
- Deferred charges	(33,499)	(12,155)	(32,411)	(10,478)
Net resources used on investing activities	(2,641,507)	(1,223,139)	(1,645,428)	(927,780)
Cash Flow from financing activities				
Financial Funding				
- Loans and Financing	2,938,216	2,228,967	3,340,598	1,530,251
- Debentures		600,000		600,000
	2,938,216	2,828,967	3,340,598	2,130,251
Payments				
- Financial Institutions - principal	(2,294,279)	(1,450,164)	(1,821,683)	(571,125)
- Dividends and interest on shareholders' equity	(685,947)	(2,069,725)	(685,947)	(2,069,725)
- Treasury shares	(66,708)	(39,110)	(66,708)	(39,110)
	(3,046,934)	(3,558,999)	(2,574,338)	(2,679,960)
Net cash raised (used) in financing activities	(108,718)	(730,032)	766,260	(549,709)
Increase (decrease) in cash and marketable securities	38,352	(845,910)	306,295	(222,873)
Cash and marketable securities, beginning of period	2,133,097	3,495,799	588,863	1,495,795
Cash and marketable securities (except for derivatives), end of period	2,171,449	2,649,889	895,158	1,272,922

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **September 30, 2007**   **Accounting Practices Adopted in Brazil**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the periods ended on September 30, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
SOURCES OF FUNDS				
Operations				
Net income for the year	**2,414,252**	**1,084,110**	**2,434,874**	**1,076,956**
Expenses (income) not affecting net working capital				
Monetary and exchange variations and long-term accrued charges (net)	(867,291)	(148,233)	(783,050)	(210,983)
Equity in accounting and amortization of goodwill and negative goodwill	82,582	63,565	(826,124)	(146,292)
Write-offs of property, plant and equipment	673,906	29,967	18,744	7,410
Depreciation, depletion and amortization	810,005	722,716	670,267	604,991
Deferred income and social contribution taxes	(42,729)	(100,696)	22,741	(118,961)
Provision for contingencies	34,179	(40,737)	42,639	(85,326)
Provision for actuarial liability	(40,409)	48,404	(40,409)	48,404
Changes in the deferred income	(207)	(720)		
Others	8,314	(968)	(7,411)	(5,280)
	3,072,602	1,657,408	1,532,271	1,170,919
Dividends and interest on shareholders' equity			3,286	4,467
From third parties				
Funds from loans and financing	1,712,580	783,827	1,968,100	671,591
Transfer of loans and financings to long-term		600,000	1,157,498	600,000
Decrease in other long-term assets	71,350	815,740	181,766	602,778
Increase in other long-term liabilities	166,247	389,531	13,355	357,762
	1,950,177	2,589,098	3,320,719	2,232,131
TOTAL SOURCES	**5,022,779**	**4,246,506**	**4,856,276**	**3,407,517**
APPLICATION OF FUNDS				
Permanent assets				
Investments	792,765	93,626	165,200	183,274
Property, plant and equipment	965,740	1,103,056	604,096	719,668
Deferred assets	33,499	12,155	32,411	10,478
	1,792,004	1,208,837	801,707	913,420
Other				
Judicial deposits	802,092	13,107	792,208	8,509
Dividends and Interest on shareholders' equity	134,919	880,160	134,919	880,160
Treasury shares	66,708	39,110	66,708	39,110
Transfer of loans and financing to short term	1,582,987	1,046,970	1,102,401	1,564,091
Increases in other long-term assets	53,080	192,181	471,690	126,209
Decreases in other long-term liabilities	17,898	574,971		470,780
	2,657,684	2,746,499	2,567,926	3,088,859
TOTAL APPLICATIONS	**4,449,688**	**3,955,336**	**3,369,633**	**4,002,279**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**573,091**	**291,170**	**1,486,643**	**(594,762)**
CHANGES IN NET WORKING CAPITAL				
Current Assets				
At end of period	8,048,183	8,799,894	4,823,940	5,978,372
At beginning of period	7,927,762	8,164,081	5,008,626	5,545,203
	120,421	635,813	(184,686)	433,169
Current liabilities				
At end of period	3,865,110	5,164,300	3,850,144	6,328,788
At beginning of period	4,317,780	4,819,657	5,521,473	5,300,857
	(452,670)	344,643	(1,671,329)	1,027,931
INCREASE (DECREASE) IN NET WORKING CAPITAL	**573,091**	**291,170**	**1,486,643**	**(594,762)**

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2007

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Accountants' Special Review Report
(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil and rules from the Brazilian Securities Commission - CVM)

To
The Board of Directors and the Shareholders
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have performed a special review of the quarterly financial information of Companhia Siderúrgica Nacional and the consolidated quarterly financial information of the Company and its subsidiaries (consolidated information) for the quarter ended September 30, 2007, comprising the balance sheet, the statements of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission.

2. Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Accounting Council, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly financial information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial position and the operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information described above, for it to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the quarterly financial information.

4. Our special review was performed with the objective of issuing a review report on the quarterly financial information referred to in the first paragraph. The statements of cash flows, changes in financial position and added value for the quarter ended September 30, 2007 represent supplementary to the aforementioned financial information, are not required under accounting practices adopted in Brazil and are being presented to provide additional analysis. These supplementary information were subject to the same special review procedures as applied to the quarterly financial information and based on those procedures we are not aware of any material modifications that should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission.

5. The quarterly financial information of Companhia Siderúrgica Nacional and the consolidated quarterly financial information of this Company and its subsidiaries for the period ended September 30, 2006, which income statements are being presented for comparison purposes, were reviewed by other independent auditors, who issued an unqualified special review report dated November 7, 2006.

November 12, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC 1RJ052428/O-2

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

TABLE OF CONTENTS

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **September 30, 2007**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
		CSN ISLANDS VIII	
		CSN ISLANDS IX	
		ERSA – ESTANHO DE RONDÔNIA	
		CSN ISLANDS X	
		NACIONAL MINÉRIOS	
		PELOTIZAÇÃO NACIONAL	
		CONGONHAS MINÉRIOS	
		MINAS PELOTIZAÇÃO	